0-49693

02031725

P.E 12-31-2001

FNB Bancorp

Annual Report 2001

FNB BANCORP

BOARD OF DIRECTORS

MICHAEL R. WYMAN
Chairman of the Board

THOMAS C, McGRAW
Chief Executive Officer
Secretary of the Board

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

NEIL J. VANNUCCI
Director, U. S. Concrete

EDWARD J. WATSON
Attorney

DANIEL J. MODENA
Attorney

LISA ANGELOT
Property Manager

OFFICERS

THOMAS C. McGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

JAMES B. RAMSEY
Senior Vice President
Chief Financial Officer

FIRST NATIONAL BANK OF NORTHERN CALIFORNIA

BOARD OF DIRECTORS

MICHAEL R. WYMAN
Chairman of the Board

THOMAS C. McGRAW
Chief Executive Officer
Secretary of the Board

JIM D. BLACK
President

ANTHONY J. CLIFFORD
ExecutiveVice President
Chief Operating Officer

NEIL J. VANNUCCI
Director, U.S. Concrete

EDWARD J. WATSON
Attorney

DANIEL J. MODENA
Attorney

LISA ANGELOT
Property Manager

RETIRED DIRECTORS

JOHN G. BRUCATO
Director Emeritus

THOMAS G. ATWOOD, D.D.S.
Director Emeritus

OFFICERS
ADMINISTRATION

THOMAS C.McGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

JAMES B. RAMSEY
Senior Vice President
Chief Financial Officer

CHARLES R. KEY
Senior Vice President
Director
Information Systems

MADELEINE LINDSAY
Vice President
Compliance Officer

MALCOLM A. MORRIS
Vice President
Controller

MIKE BREST
Vice President
Assistant Director
Information Systems

SUSAN D'AUGUSTA
Vice President
Marketing

GINA STRATOS
Vice President
Operations Administrator

JEAN JAUREGUI
Vice President
Central Services Manager

MARSHA MURRAY
Vice President
Information Systems
Computer Operations Manager

GEORGE M. VENEZIA
Assistant Vice President
Purchasing/Facilities
Manager

GINA MORALES
Assistant Vice President
Financial Officer

GWEN BRANDT
Assistant Vice President
Operations Control Manager

EDWIN T. ARRIOLA
Assistant Vice President
Recruiter Human Resources
Generalist

MICHELLE McGHEE
Assistant Vice President
Card Services Manager

JEAN VASQUEZ
Assistant Vice President
Assistant Operations
Administrator

MICHAEL NIGHTINGALE
Assistant Vice President
Network Supervisor

TERENCE YU
Assistant Vice President
Accounting Officer

CAROLYN ARIAS
Bank Officer
Senior Payroll & Benefits
Specialist

EVELYN CAKEBREAD
Bank Officer
ACH/EFT Specialist

BRENDA GUINASSO
Bank Officer
Training Specialist/HR
Assistant

GLORIA FLORES
Bank Officer
Wire Transfer Specialist

SHIRLEY CABANERO
Bank Officer
Finance Officer

MAUNG TUN LIN
Bank Officer
Computer Operator

JANNELLE SANTIAGO
Bank Officer
SQL Programmer

LAURIE LIN
Bank Officer
Computer Operator

NINA VERIAS
Bank Officer
Computer Operator

NOEL SEMBRANO
Bank Officer
IP Supervisor

LORENA PENA
Bank Officer
Statement Services Supervisor

ROBERT STRACHAN
Bank Officer
Courier Supervisor

COMMERCIAL BANKING DIVISION

STEVE DWORETZKY
Vice President
Regional Manager

EDWARD CRUZ
Vice President
Commercial Banking
Officer

CARLOS EVANGELISTA
Assistant Vice President
Commercial Banking
Officer

LOAN ADMINISTRATION

RANDY BRUGIONI
Senior Vice President
Senior Loan Officer

BILL TECSON
Senior Vice President
Credit Administrator

KATHY CASTOR
Vice President
Commercial Loan Officer

TONY D'ECA
Vice President
Commercial Loan Officer

REINA CEJA
Vice President
Commercial Loan Officer

CATHY KANGASNIEMI
Vice President
Note Department
Manager

DIANE BURTON
Assistant Vice President
Commercial Banking
Officer

TERRY WARD
Assistant Vice President
Commercial Loan
Officer

ROGER TAKI
Assistant Vice President
Commercial Loan
Officer

PARVEEN MANZOOR
Bank Officer
Assistant Note Department
Manager

ZAID KHAN
Bank Officer
Construction Loan
Disbursement Specialist

DALY CITY BRANCH

PIO BARRERA
Vice President
Branch Manager

CYNTHIA SILVA
Vice President

OLIVIA VEGA
Assistant Vice President
Operations Manager

HAYGAN KALOUSTIA
Branch Officer
Operations Supervisor

ORLANDO ORONCE
Branch Officer
Operations Supervisor

EUREKA SQUARE BRANCH

JAYE HUNT
Branch Officer
Operations Manager

ERNESTO SALAK
Branch Officer
Operations Supervisor

SOUTH SAN FRANCISCO BRANCH

ARLENE SHEARER
Assistant Vice President
Operations Manager

TAUAVA HISATAKE
Branch Officer
Operations Supervisor

MARITES RODE
Branch Officer
Operations Supervisor

MILLBRAE BRANCH

WILL HO
Vice President
Operations Manager

MARINA TOLENTINO
Branch Officer
Operations Supervisor

BURI BURI BRANCH

GARRETT MOORE
Vice President
Branch Manager

FARIDA KHALID
Assistant Vice President
Operations Manager

MIRAV DAHBOUR
Branch Officer
Operations Supervisor

HALF MOON BAY BRANCH

GARY CAKEBREAD
Vice President
Commercial Banking Officer

VERONICA MUZZI
Branch Officer
Operations Supervisor

LINDA MAR BRANCH

HEM PATEL
Branch Officer
Operations Manager

TANIA ORTEGA
Branch Officer
Operations Supervisor

COLMA BRANCH

PAMELA WARREN
Assistant Vice President
Operations Manager

MOHINI MADHWAN
Branch Officer
Operations Supervisor

REDWOOD CITY BRANCH

BRENDAN LILLIS
Branch Officer
Operations Manager

BAXTER CASTILLO
Branch Officer
Operations Supervisor

FLOWER MART BRANCH

AJAY SINGH
Branch Officer
Operations Supervisor

SAN MATEO BRANCH

HELEN VILLANUEVA
Branch Officer
Operations Manager

MY NGUYEN
Branch Officer
Operations Supervisor

PESCADERO BRANCH

JAN MIRAMONTES
Branch Officer
Operations Manager

PATTY SARABIA
Branch Officer
Operations Supervisor

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SELECTED FINANCIAL DATA

The following table presents a summary of selected financial information that should be read in conjunction with the Company's financial statements and notes thereto included under Item 8 - "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

Dollars in thousands, except per share amounts and ratios	AT AND FOR YEAR ENDED DECEMBER 31, 2001	2000 [1] (as adjusted)	1999	1998	1997
STATEMENT OF INCOME DATA					
Total interest income	$ 30,844	$ 30,862	$ 27,586	$ 24,739	$ 21,171
Total interest expense	7,935	8,192	6,998	6,877	6,000
Net interest income	22,909	22,670	20,588	17,862	15,171
Provision for loan losses	300	425	750	750	340
Net interest income after provision for loan losses	22,609	22,245	19,838	17,112	14,831
Total non interest income	3,007	3,781	2,785	2,654	2,452
Total non interest expenses	17,911	15,977	14,519	14,215	12,496
Earnings before taxes	7,705	10,049	8,104	5,551	4,787
Income tax expense	2,468	2,921	2,887	1,508	1,771
Net earnings	$ 5,237	$ 7,128	$ 5,217	$ 4,043	$ 3,016
PER SHARE DATA					
Net earnings per share:					
Basic	$ 2.37	$ 3.07	$ 2.25	$ 1.74	$ 1.50
Diluted	$ 2.36	$ 3.07	$ 2.25	$ 1.74	$ 1.50
Cash dividends per share	$ 1.00	$ 1.23	$ 1.00	$ 0.36	$ 0.15
Weighted average shares outstanding:					
Basic	2,214,092	2,319,077	2,319,068	2,319,068	2,004,219
Diluted	2,219,606	2,320,770	2,319,068	2,319,068	2,004,219
Shares outstanding at period end	2,318,849	2,208,658	2,103,694	2,003,759	1,908,541
Book value per share	$ 20.06	$ 19.52	$ 17.83	$ 17.85	$ 16.82
BALANCE SHEET DATA					
Investment securities	65,311	87,241	70,658	78,865	67,021
Net loans	288,067	229,669	237,062	203,884	180,798
Allowance for loan losses	3,543	3,332	2,920	2,224	1,666
Total assets	397,388	379,102	348,054	321,031	290,733
Total deposits	344,079	330,457	305,361	280,589	256,490
Shareholders' equity	46,523	43,128	37,507	35,761	32,098
SELECTED PERFORMANCE DATA					
Return on average assets	1.30%	1.97%	1.53%	1.33%	1.13%
Return on average equity	11.43%	17.42%	13.96%	11.31%	9.84%
Net interest margin	6.34%	6.97%	6.73%	6.61%	6.73%
Average loans as a percentage of average deposits	77.67%	75.42%	75.02%	74.47%	69.87%
Average total stockholders' equity as a percentage of average total assets	11.41%	11.31%	10.96%	11.72%	11.53%
Dividend payout ratio	43.38%	37.50%	38.55%	17.15%	9.32%
SELECTED ASSET QUALITY RATIOS					
Net loan charge-offs to average loans	0.03%	0.01%	0.02%	0.10%	0.02%
Allowance for loan losses/Total Loans	1.21%	1.43%	1.22%	1.08%	0.91%
CAPITAL RATIOS					
Tier 1 risk-based	12.98%	14.54%	13.18%	17.02%	15.13%
Total risk-based	13.98%	15.67%	14.18%	18.10%	15.92%
Leverage	11.41%	11.28%	11.00%	10.88%	11.21%

(1) The net earnings for the year ended December 31, 2000, have been adjusted to record an income tax refund receivable of $341,770.

FNB Bancorp

Dear Shareholders, Customers, Staff & Friends:

The year 2001 was full of uncertainties, with an economic downturn and the tragic events of 9/11, we have all felt the effects of both and our hearts have gone out to those families of the victims of the 9/11 tragedy.

As a result of the economic downturn in late 2000, the year 2001 saw eleven downward adjustments to the Prime rate from 9% to 4.75%. The last time Prime was this low was in 1972 and prior to 1972, it was 1960. We are certainly in challenging times and in an unfamiliar interest rate environment.

As result of this environment, the Bank's interest margins have been squeezed and earnings for 2001 are down from 2000. The Bank has responded to this appropriately by closely monitoring and controlling interest rates on deposits and loans, controlling expenses, and improving asset allocation.

While the response taken by the Bank has been beneficial, the interest margins have fallen from a high of 6.97% in 2000, to 6.34% in 2001. As a result Net Profits for 2001 were $5,237,000.00, this is our second best year on record, but was a decrease of 26.5% from our 2000 earnings of $7,128,000.00.

Now in our 39th year, our apprehension about the economy lingers. Interest rates remain historically low, the economy will take time to recover, interest margins will continue to be pressured, and undoubtedly, for the short term, our profits will continue to be negatively impacted, as a result.

While some of the Bank's key ratios have been negatively affected, the Bank continues to grow and prosper. For the year 2001 total assets increased $17,415,000.00 or 4.6%, total deposits increased $13,623,000.00 or 4.1%, total net loans increased $58,399,000.00 or 25.4% and total equity increased $3,395,000.00 or 7.9%. Earnings per share were $2.37, return on assets was 1.30% and return on equity was 11.43%.

Due to unforeseen deficiencies with our new computer systems, by mid 2001 a re-conversion became a necessity, and has recently been completed. We are now on firm ground and are expediting the installation of our On Line Banking for our clients and community.

Our web site is up and functional, and while limited in scope, it is one of our top priorities. In the near future it will become an integral delivery system of information concerning the Bank and of Bank products and services. You can visit the site at www.fnbnorcal.com.

975 El Camino Real ◦ South San Francisco CA 94080 ◦ Fax (650) 588-9695 ◦ (650) 588-6800

FNB Bancorp

Michael R. Wyman, after thirty-seven years of service to the Bank, most recently as our Chief Executive Officer and Chairman of the Board of Directors, has decided to retire as of April 1, 2002. He will remain as the Chairman of our Board of Directors, and we all wish him well.

Thomas C. McGraw, after serving as a Director for the past fourteen years, has assumed the position of Chief Executive Officer. As of April 1, 2002 Anthony (Tony) J. Clifford, who has served the Bank for the past twenty years, most recently as Branch Administrator and Senior Vice President, has been promoted to Executive Vice President and Chief Operating Officer. And Jim D. Black, with the Bank for twenty-two years, the last sixteen years acting as the Bank's Senior Loan Officer and Senior Vice President, has been promoted to the position of President.

So, while there have been a number of changes, a lot remains the same, and with these changes comes new excitement and opportunities.

This is the first annual letter addressed to you from FNB Bancorp. As of March 15, 2002, the Bank has reorganized into a bank holding company structure. This has been done to enhance our flexibility, to increase the Bank's powers and authority and to ultimately enhance shareholder value. Our new stock trading symbol is FNBG.

Our concerns about the economy, the timing of its recovery, and effects of interest rate margins, have not curtailed our enthusiasm or our excitement for our future.

Your Bank remains healthy in these times of uncertainty and we continue to grow and prosper. As always, we thank you for your continued support and pledge our continued efforts to maintain the heritage that is First National Bank of Northern California, and to continue to deliver the finest banking services available.

Michael R. Wyman
Chairman of the Board

Jim D. Black
President

DEPOSITS



MILLIONS
340
320
300
280
260
240
220
200
180
160
140
120
100
0
91
92
93
94
95
96
97
98
99
00
01

DEPOSITS (000)	154,836	164,286	177,589	183,896	189,052	217,233	256,490	280,589	305,361	330,457	344,079

ASSETS



MILLIONS
400
375
350
325
300
275
250
225
200
175
150
125
100
0
91
92
93
94
95
96
97
98
99
00
01

ASSETS (000)	176,489	187,149	201,959	209,682	217,812	248,587	290,733	321,031	348,054	379,102	397,388

LOANS


MILLIONS
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280

	91	92	93	94	95	96	97	98	99	00	01
LOANS (000)	113,623	118,419	124,457	129,335	141,532	146,159	182,938	203,884	237,062	229,669	288,067

CAPITAL


MILLIONS
0
10
12
14
16
18
20
22
24
26
28
30
32
34
36
38
40
42
44
46

	91	92	93	94	95	96	97	98	99	00	01
CAPITAL (000)	19,444	21,092	22,522	24,247	27,159	29,407	32,098	35,761	37,507	43,128	46,523

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001, or

[ ] Transition report pursuant to Section 13 or 15 (d) of Securities Exchange Act of 1934

Commission File No. 000-49693

FNB BANCORP

(Exact name of registrant as specified in its charter)

California	92-2115369
(State or other jurisdiction of incorporation or organization)	(IRS Employer ID Number)

975 El Camino Real, South San Francisco, California	94080
(Address of principal executive offices)	(Zip code)

(650) 588-6800
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class: Common Stock, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent files pursuant to item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price of the stock, as of March 25, 2002: $69,565,470

Number of shares outstanding of each of the registrant's classes of common stock, as of March 25, 2002

No par value Common Stock – 2,318,849 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this Form 10-K: Part III, Items 10 through 13 from Registrant's definitive proxy statement for the 2002 annual meeting of shareholders.

The Index to the Exhibits is located at Page 63

PART I

ITEM 1. BUSINESS

Forward-Looking Statements: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are certain written and oral statements made or incorporated by reference from time to time by FNB Bancorp or its representatives in this document or other documents filed with the Securities and Exchange Commission, press releases, conferences, or otherwise that are not historical facts, or are preceded by, followed by or that include words such as "anticipate," "believe," "plan," "estimate," "seek," and "intend," and words of similar import are intended to identify forward-looking statements. Changes to such risks and uncertainties, which could impact future financial performance, include, among others, (1) competitive pressures in the banking industry; (2) changes in the interest rate environment; (3) general economic conditions, nationally, regionally and in operating market areas; (4) changes in the regulatory environment; (5) changes in business conditions and inflation; (6) changes in securities markets; (7) data processing problems; (8) the California power crisis; and (9) the U.S. "war on terrorism." Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of FNB Bancorp and its subsidiary, First National Bank of Northern California.

All forward-looking statements of FNB Bancorp are qualified by and should be read in conjunction with such risk disclosure. FNB Bancorp undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

General

FNB Bancorp (sometimes referred to herein as the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. Its principal office is located at 975 El Camino Real, South San Francisco, California 94080, and its telephone number is (650) 588-6800.

The Company owns all of the issued and outstanding shares of common stock of First National Bank of Northern California, a national banking association ("First National Bank" or the "Bank"). The Company has no other subsidiary. The Company was formed at the direction of the Board of Directors of the Bank in order to reorganize the Bank into a holding company structure, with the approval of the Office of the Comptroller of the Currency, pursuant to 12 U.S.C. 215a-2 and 12 CFR 7.2000. The Bank and the Company entered into an Agreement and Plan of Reorganization dated November 1, 2001 (the "Plan of Reorganization") for this purpose, and the shareholders of the Bank approved the Plan of Reorganization at a Special Meeting of the Shareholders of the Bank held on February 27, 2002. The Plan of Reorganization was consummated on March 15, 2002. Each outstanding share of the common stock, par value $1.25 per share, of the Bank (other than any shares as to which dissenters' rights of appraisal have been properly exercised) was converted into one share of the common stock of the Company, and the former holders of Bank common stock became the holders of all of the Company common stock. As a subsidiary of the Company, the Bank continues its business and operations as a national banking association, with the same Board of Directors, officers and employees as existed prior to the reorganization. Prior to consummation of the Plan of Reorganization, FNB Bancorp had no significant assets or liabilities and its activities were limited to the process of becoming a holding company for First National Bank. Consequently, upon consummation of the Plan of Reorganization, the consolidated financial statements of FNB Bancorp and First National Bank did not differ in any significant respect from the historical financial statements of First National Bank. The reorganization was accounted for in a manner similar to a pooling of interests, using the historical costs of First National Bank. Accordingly, the historical financial position and results of operations of First National Bank became those of FNB Bancorp. Prior to the reorganization, the common stock of the Bank was quoted on the OTC Bulletin Board under the symbol "FNBD.OB." Commencing on March 18, 2002, the common stock of the Company has been quoted on the OTC Bulletin Board under the symbol "FNBG.OB".

The Bank was organized in 1963 as "First National Bank of Daly City." In 1995, the shareholders approved a change in the name to "First National Bank of Northern California." The administrative headquarters of the Bank is located at 975 El Camino Real, South San Francisco, California. The Bank is locally owned and presently operates twelve full service banking offices within its primary service area of San Mateo County, in the cities of Colma, Daly City, South San Francisco, Milbrae, Pacifica, Half Moon Bay, San Mateo, Redwood City and Pescadero. The Bank also serves the City and County of San Francisco through its Flower Mart Branch in San Francisco. The Bank's primary business is servicing the business or commercial banking needs of individuals and small to mid-sized businesses within San Mateo and San Francisco Counties.

The Bank is chartered under the laws of the United States and is governed by the National Bank Act, and is a member of the Federal Reserve System. The Federal Deposit Insurance Corporation insures the deposits of the Bank up to the applicable legal limits. The Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency. The regulations of the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and the Office of the Comptroller of the Currency govern many aspects of the Bank's business and activities, including investments, loans, borrowings, branching, mergers and acquisitions, reporting and numerous other areas. The Bank is also subject to applicable provisions of California law to the extent those provisions are not in conflict with or preempted by federal banking law. See "Supervision and Regulation" below.

First National Bank offers a broad range of services to individuals and businesses in its primary service area with an emphasis upon efficiency and personalized attention. First National Bank provides a full line of business financial products with specialized services such as courier, appointment banking, and business internet banking. First National Bank offers personal and business checking and savings accounts, including individual interest-bearing negotiable orders of withdrawal ("NOW"), money market accounts and/or accounts combining checking and savings accounts with automatic transfer capabilities, IRA accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks and computer cash management with access through the internet. First National Bank also makes available commercial, standby letters of credit, construction, accounts receivable, inventory, automobile, home improvement, residential real estate, commercial real estate, single family mortgage, Small Business Administration, office equipment, leasehold improvement and installment loans as well as overdraft protection lines of credit. In addition, First National Bank sells travelers checks and cashiers checks, offers automated teller machine (ATM) services tied in with major statewide and national networks and offers other customary commercial banking services.

Most of First National Bank's deposits are obtained from commercial businesses, professionals and individuals. As of December 31, 2001, First National Bank had a total of 24,645 accounts. On occasion, First National Bank has obtained deposits through deposit brokers for which First National Bank pays a broker fee. As of December 31, 2001, First National Bank had no such deposits. There is no concentration of deposits or any customer with 5% or more of First National Bank's deposits.

At December 31, 2001, First National Bank had total assets of $397,000,000, total net loans of $288,000,000, deposits of $344,000,000 and shareholders' equity of $47,000,000. First National Bank competes with approximately 28 other banking or savings institutions in its service areas. First National Bank's market share of Federal Deposit Insurance Corporation insured deposits in the service area of San Mateo County is approximately 2.7% (based upon the most recent information made available by the Federal Deposit Insurance Corporation through June 30, 2000). See "Competitive Data" below.

Employees

At December 31, 2001, First National Bank employed 189 persons on a full-time basis. First National Bank believes its employee relations are good. First National Bank is not a party to any collective bargaining agreement.

SUPERVISION AND REGULATION

General

FNB Bancorp. The common stock of FNB Bancorp is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. FNB Bancorp has registered its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, and is subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, annual, quarterly and other current reports with the Securities and Exchange Commission.

FNB Bancorp is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System (the "Board of Governors"). FNB Bancorp is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, FNB Bancorp would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits FNB Bancorp from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

FNB Bancorp, and any subsidiaries, which it may acquire or organize, are deemed to be "affiliates" of First National Bank within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by First National Bank to affiliates, and (b) on investments by First National Bank in affiliates' stock as collateral for loans to any borrower. FNB Bancorp and First National Bank are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

In addition, regulations of the Board of Governors under the Federal Reserve Act require that reserves be maintained by First National Bank in conjunction with any liability of FNB Bancorp under any obligation (promissory note, acknowledgment of advance, banker's acceptance or similar obligation) with a weighted average maturity of less than seven (7) years to the extent that the proceeds of such obligations are used for the purpose of supplying funds to First National Bank for use in its banking business, or to maintain the availability of such funds.

First National Bank As a national banking association licensed under the national banking laws of the United States, First National Bank is regularly examined by the Office of the Comptroller of the Currency and is subject to the supervision of the Federal Deposit Insurance Corporation, The Board of Governors, and the Office of the Comptroller of the Currency. The supervision and regulation includes comprehensive reviews of all major aspects of First National Bank's business and condition, including its capital ratios, allowance for possible loan losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. First National Bank is required to file reports with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. First National Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the applicable legal limits.

Capital Standards

The Board of Governors, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency have adopted risk-based capital guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, First National Bank is required to maintain (and FNB Bancorp and First National Bank will be required to maintain) capital equal to at least 8.0% of its assets and commitments to extend credit, weighted by risk, of which at least 4.0% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves.

Assets, commitments to extend credit, and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of those loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of those loans.

Under the risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax net unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a minimum risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

A leverage capital standard was adopted as a supplement to the risk-weighted capital guidelines. Under the leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the Federal Deposit Insurance Corporation have also adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2001, First National Bank was in compliance with the risk-weighted capital and leverage ratios. Upon consummation of the Plan of Reorganization, FNB Bancorp and First National Bank were, and remain, in compliance with the risk-weighted capital and leverage ratios. See "Capital" under Item 7 below.

Prompt Corrective Action

The Board of Governors, Federal Deposit Insurance Corporation, and Office of the Comptroller of the Currency have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" - consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive; (2) "Adequately capitalized" - consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" - consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%;

(5) "Critically undercapitalized" - consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions, which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without prior regulatory approval and regulators must prohibit a critically undercapitalized institution from taking certain other actions without prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Additional Regulations

Under the FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. The FDICIA further generally prohibits an insured bank from engaging as a principal in any activity that is impermissible for a national bank, absent Federal Deposit Insurance Corporation determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that such bank is, and will continue to be, within applicable capital standards.

The Federal Financial Institution Examination Counsel ("FFIEC") on December 13, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing a financial institution's capital adequacy in conjunction with the risk-based capital guidelines including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings. First National Bank has a current rating of "Satisfactory" for CRA compliance.

Limitations on Dividends

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from First National Bank. First National Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency. Prior to the reorganization, First National Bank has paid cash dividends in each of the last 60 consecutive quarters. Also, First National Bank has paid a stock dividend annually for the last 34 years (including the 5% stock dividend paid on December 14, 2001).

FNB Bancorp. FNB Bancorp has not paid dividends and any future dividends will be determined after consideration of FNB Bancorp's earnings, financial condition, future capital funds, regulatory requirements and other factors as the board of directors may deem relevant. It is the intention of FNB Bancorp to pay cash dividends, subject to legal restrictions on the payment of cash dividends and depending upon the level of earnings, management's assessment of future capital needs and other factors to be considered by the FNB Bancorp board of directors.

Holders of FNB Bancorp common stock will be entitled to receive dividends following the reorganization as and when declared by the board of directors of FNB Bancorp out of funds legally available therefor under the laws of the State of California. The California General Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The California General Corporation Law further provides that, in the event sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if, after giving effect to the distribution, it meets two conditions, which generally stated are as follows: (i) the corporation's assets must equal at least 125% of its liabilities; and (ii) the corporation's current assets must equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for those fiscal years, then the corporation's current assets must equal at least 125% of its current liabilities.

The Board of Governors of the Federal Reserve System generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The Federal Reserve Board policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

First National Bank First National Bank's shareholder is entitled to receive dividends when and as declared by its board of directors, out of funds legally available therefor, subject to the restrictions set forth in the National Bank Act.

The payment of cash dividends by First National Bank may be subject to the approval of the Office of the Comptroller of the Currency, as well as restrictions established by federal banking law and the Federal Deposit Insurance Corporation. Approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by First National Bank's board of directors in any calendar year will exceed First National Bank's net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or to a fund for the retirement of preferred stock. Additionally, the Federal Deposit Insurance Corporation and/or the Office of the Comptroller of the Currency, might, under some circumstances, place restrictions on the ability of a bank to pay dividends based upon peer group averages and the performance and maturity of that bank.

COMPETITION

Competitive Data

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services, international banking, discount brokerage and insurance services, which First National Bank is not authorized nor prepared to offer currently. First National Bank has made arrangements with its correspondent banks and with others to provide some of these services for its customers. For borrowers requiring loans in excess of First National Bank's legal lending limits, First National Bank has offered, and intends to offer in the future, such loans on a participating basis with its correspondent banks and with other independent banks, retaining the portion of such loans which is within its lending limits. As of December 31, 2001, First National Bank's aggregate legal lending limits to a single borrower and such borrower's related parties were $7,510,000 on an unsecured basis and $12,516,000 on a fully secured basis, based on regulatory capital of $50,006,000.

First National Bank's business is concentrated in its service area, which primarily encompasses San Mateo and San Francisco Counties. The economy of First National Bank's service area is dependent upon government, manufacturing, tourism, retail sales, population growth and smaller service oriented businesses.

Based upon the December 2000 Deposit and Market Share Report prepared by California Banksite Corporation, there were 156 commercial and savings banking offices in San Mateo County with a total of $14,904,430,000 in deposits at December 31, 2000. First National Bank had a total of 12 offices with total deposits of $329,600,000 at the same date, or 2% of the San Mateo County totals. At December 31, 1999, there were 155 commercial and savings banking offices in San Mateo County with total deposits of $12,092,940,000, while First National Bank had $276,220,000, or 2% of the San Mateo County totals.

In 1996, pursuant to Congressional mandate, the Federal Deposit Insurance Corporation reduced bank deposit insurance assessment rates to a range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. Based upon the risk-based assessment rate schedule, First National Bank's current capital ratios and levels of deposits, First National Bank anticipates no change in the assessment rate applicable to it during 2002 from that in 2001.

General Competitive Factors

In order to compete with the major financial institutions in their primary service areas, community banks such as First National Bank use to the fullest extent possible the flexibility, which is accorded by their independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by their respective officers, directors and employees. They also seek to provide special services and programs for individuals in their primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses. In the event there are customers whose loan demands exceed their respective lending limits, they seek to arrange for such loans on a participation basis with other financial institutions. They also assist those customers requiring services not offered by either bank to obtain such services from correspondent banks.

Banking is a business that depends on interest rate differentials. In general, the difference between the interest rate paid by a bank to obtain their deposits and other borrowings and the interest rate received by a bank on loans extended to customers and on securities held in a bank's portfolio comprise the major portion of a bank's earnings.

Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

The interest rate differentials of a bank, and therefore their earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on First National Bank are not predictable.

Legislative and Regulatory Impact

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

The federal financial institution agencies, especially the Office of the Comptroller of the Currency and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The Office of the Comptroller of the Currency has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the Office of the Comptroller of the Currency to engage in an activity through a subsidiary in which First National Bank itself may not engage.

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "Act"), which is potentially the most significant banking legislation in many years. The Act eliminates most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by The Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The Act repeals

Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now, among other matters, acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The Act includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the Act.

Prior to the Act, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The Act removes these restrictions and substantially eliminates the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies which qualify as financial holding companies can now, among other matters, insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the Act, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act is to require that federal financial institution and securities regulatory agencies prescribe regulations to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have an opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Neither FNB Bancorp or First National Bank have determined whether or when they may seek to acquire and exercise new powers or activities under the Act, and the extent to which competition will change among financial institutions affected by the Act has not yet become clear.

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as the Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section

313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and the Bank are not currently aware of any account relationships between the Bank and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

Future Legislation and Regulations

Certain legislative and regulatory proposals that could affect FNB Bancorp, First National Bank, and the banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject FNB Bancorp and First National Bank to increased regulation, disclosure and reporting requirements, competition, and costs of doing business.

In addition to legislative changes, the various Federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such regulations may have on FNB Bancorp and First National Bank

ITEM 2. PROPERTIES

FNB Bancorp does not own any real property. FNB Bancorp has conducted its operations since consummation of the Plan of Reorganization at the administrative offices of First National Bank, located at 975 El Camino Real, South San Francisco, California 94080.

First National Bank owns the land and building at 975 El Camino Real, South San Francisco, California 94080. The premises consist of a modern, three-story building of approximately 20,000 square feet and off-street parking for employees and customers of approximately 45 vehicles. The Buri Buri Branch Office of First National Bank is located on the ground floor of this three-story building and administrative offices, including the offices of senior management, occupy the second and third floors.

First National Bank owns the land and two-story building occupied by the Daly City Branch Office (6600 Mission Street, Daly City, CA 94014); the land and two-story building occupied by the Colma Branch Office (1300 El Camino Real, Colma, CA 94014); the land and two-story building occupied by the South San Francisco Branch Office (211 Airport Boulevard, South San Francisco, CA 94080); the land and two-story building occupied by the Redwood City Branch Office (700 El Camino Real, Redwood City, CA 94063); the land and two-story building occupied by the Millbrae Branch Office (1551 El Camino Real, Millbrae, CA 94030); the land and single-story building occupied by the Half Moon Bay Branch Office (756 Main Street, Half Moon Bay, CA 94019); and the land and two-story building occupied by the Pescadero Branch Office (239 Stage Road, Pescadero, CA 94060). All properties include adequate vehicle parking for customers and employees.

All of the foregoing properties are owned by First National Bank, free and clear of any mortgage lien or similar encumbrance, with the exception of 1300 El Camino Real, Colma, California, on which there is recorded a deed of trust securing a note with a principal balance of approximately $153,000 as of December 31, 2001.

First National Bank leases premises at 1450 Linda Mar Shopping Center, Pacifica, California 94044, for its Linda Mar Branch Office. This ground floor space of approximately 4,100 square feet is leased from Fifty Associates and Demartini/Linda Mar, LLC. The lease term is 10 years and expires on September 1, 2009.

First National Bank leases premises at 210 Eureka Square, Pacifica, California 94044, for its Eureka Square Branch Office. This ground floor space of approximately 3,000 square feet is leased from Joseph A. Sorci and Eldiva Sorci. The lease term is for 5 years, commencing January 1, 1995, with two 5-year options to extend the lease term, the first of which has been exercised and expires on December 31, 2004.

First National Bank leases premises at 640 Brannan Street, Suite 102, San Francisco, California 94107, for its Flower Mart Branch Office. This ground floor space of approximately 300 square feet is leased from California Flower Market, Inc. The lease term is for 5 years, commencing September 1, 1996, with two 5-year options to extend the lease term, the first of which has been exercised and expires on September 1, 2006.

First National Bank leases premises at 491 El Camino Real, Suite B, San Mateo, California 94402, for its San Mateo Branch Office. Suite B is ground floor space of approximately 3,349 square feet, and is subleased from Union Bank of California N.A. under its master lease with Nikko Capital Corp. for the entire building (Suites A and B) at that address, consisting of approximately 5,753 total square feet. The sublease is for 7 years and expires on January 31, 2004.

First National Bank leases approximately 2,242 square feet of office space in an office building located at 520 South El Camino Real, San Mateo, California. The Business Banking Division of First National Bank occupies Suite 430 at that address. The landlord is Westlake Development Company, Inc. The lease is for 3 years, expiring June 15, 2003.

The foregoing summary descriptions of leased premises are qualified in their entirety by reference to the full text of the lease agreements listed as exhibits to this report.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings adverse to the Company or First National Bank to which any director, officer, affiliate of the Company, or 5% shareholder of the Company, or any associate of any such director, officer, affiliate or 5% shareholder of the Company are a party, and none of the foregoing persons has a material interest adverse to the Company or First National Bank.

From time to time, the Company and/or First National Bank is a party to claims and legal proceedings arising in the ordinary course of business. The Company's management is not aware of any material pending legal proceedings to which either it or First National Bank may be a party or has recently been a party, which will have a material adverse effect on the financial condition or results of operations of the Company and First National Bank, taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company was incorporated under the laws of the State of California on February 28, 2001, at the direction of the Board of Directors of First National Bank, for the purpose of becoming the holding company of the Bank. Prior to consummation of the Plan of Reorganization, there were 100 shares of FNB Bancorp common stock issued and outstanding, all of which were paid for, and held by, Michael R. Wyman, Chairman of the Board of Directors of First National Bank. As the sole shareholder of FNB Bancorp, Mr. Wyman approved the Agreement and Plan of Reorganization dated November 1, 2001, between the Company and the Bank. To date, there have been no other meetings of the shareholders of FNB Bancorp. On February 27, 2002, at a Special Meeting of Shareholders of the Bank, the shareholders of First National Bank approved the Agreement and Plan of Reorganization. A total of 1,734,916 shares were voted "For" the Plan of Reorganization; 24,007 shares were voted "Against" the Plan of Reorganization; and 10,842 shares abstained from voting. Approval of the Plan of Reorganization required the affirmative vote of at least two-thirds (2/3) of all shares of Bank common stock outstanding on the record date, January 15, 2002. Effective as of March 15, 2002, each share of Bank common stock was exchanged for one share of FNB Bancorp common stock (subject to any dissenting shareholder rights, yet to be asserted). Upon consummation of the Plan of Reorganization, FNB Bancorp repurchased the 100 shares of Company common stock held by Michael R. Wyman at the same price paid by Mr. Wyman for those shares. The 2002 annual meeting (the first annual meeting) of the shareholders of FNB Bancorp is currently scheduled to be held on May 15, 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

There has been limited trading in the shares of common stock of First National Bank. The Bank's common stock was not listed on any exchange, but was quoted on the OTC Bulletin Board under the symbol "FNBD.OB." Management of First National Bank of Northern California is aware of the following securities dealers that have executed transactions in the common stock: Sutro & Co.; Wedbush Morgan Securities; and Hoefer & Arnett, Inc.

The Plan of Reorganization between FNB Bancorp and the Bank was consummated on March 15, 2002. At the close of business on March 15, 2002, all shares of the common stock of the Bank became owned by FNB Bancorp and ceased to be quoted on the OTC Bulletin Board. Commencing at the opening of business on March 18, 2002, and to the present, the common stock of FNB Bancorp has been quoted on the OTC Bulletin Board under the trading symbol, "FNBG.OB." On March 18, 2002, FNB Bancorp had approximately 465 holders of common stock of record.

The following table summarizes sales of the common stock of First National Bank during the periods indicated of which management of the Bank has knowledge, including the approximate high and low bid prices during such periods and the per share cash dividends declared for the periods indicated. All information has been adjusted to reflect stock dividends effected on December 15, 2000, and on December 14, 2001. The prices indicated below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Bid Price of First National Bank Common Stock (1)			
	High	Low	Cash Dividends Declared (2)	
2000				
First Quarter	$26.1875	$22.1406	0.12	
Second Quarter	25.2344	22.8594	0.12	
Third Quarter	26.1875	23.8125	0.12	
Fourth Quarter	26.7500	25.7188	0.12	
			0.75	Spec. Div.
2001				
First Quarter	$26.7500	$25.5000	0.12	
Second Quarter	26.6250	25.0000	0.12	
Third Quarter	26.5000	25.0000	0.12	
Fourth Quarter	26.1000	25.0000	0.12	
			0.52	Spec. Div.

(1) As estimated by First National Bank of Northern California, based upon trades of which First National Bank of Northern California was aware.

(2) See Item 1, "Limitations on Dividends, " for a discussion of the limitations applicable to the payment of dividends by First National Bank and FNB Bancorp.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents a summary of selected financial information that should be read in conjunction with the Company's financial statements and notes thereto included under Item 8 - "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

Dollars in thousands, except per share amounts and ratios	AT AND FOR YEAR ENDED DECEMBER 31, 2001	2000 (1) (as adjusted)	1999	1998	1997
STATEMENT OF INCOME DATA					
Total interest income	$ 30,844	$ 30,862	$ 27,586	$ 24,739	$ 21,171
Total interest expense	7,935	8,192	6,998	6,877	6,000
Net interest income	22,909	22,670	20,588	17,862	15,171
Provision for loan losses	300	425	750	750	340
Net interest income after provision for loan losses	22,609	22,245	19,838	17,112	14,831
Total non interest income	3,007	3,781	2,785	2,654	2,452
Total non interest expenses	17,911	15,977	14,519	14,215	12,496
Earnings before taxes	7,705	10,049	8,104	5,551	4,787
Income tax expense	2,468	2,921	2,887	1,508	1,771
Net earnings	$ 5,237	$ 7,128	$ 5,217	$ 4,043	$ 3,016
PER SHARE DATA					
Net earnings per share:					
Basic	$ 2.37	$ 3.07	$ 2.25	$ 1.74	$ 1.50
Diluted	$ 2.36	$ 3.07	$ 2.25	$ 1.74	$ 1.50
Cash dividends per share	$ 1.00	$ 1.23	$ 1.00	$ 0.36	$ 0.15
Weighted average shares outstanding:					
Basic	2,214,092	2,319,077	2,319,068	2,319,068	2,004,219
Diluted	2,219,606	2,320,770	2,319,068	2,319,068	2,004,219
Shares outstanding at period end	2,318,849	2,208,658	2,103,694	2,003,759	1,908,541
Book value per share	$ 20.06	$ 19.52	$ 17.83	$ 17.85	$ 16.82
BALANCE SHEET DATA					
Investment securities	65,311	87,241	70,658	78,865	67,021
Net loans	288,067	229,669	237,062	203,884	180,798
Allowance for loan losses	3,543	3,332	2,920	2,224	1,666
Total assets	397,388	379,102	348,054	321,031	290,733
Total deposits	344,079	330,457	305,361	280,589	256,490
Shareholders' equity	46,523	43,128	37,507	35,761	32,098
SELECTED PERFORMANCE DATA					
Return on average assets	1.30%	1.97%	1.53%	1.33%	1.13%
Return on average equity	11.43%	17.42%	13.96%	11.31%	9.84%
Net interest margin	6.34%	6.97%	6.73%	6.61%	6.73%
Average loans as a percentage of average deposits	77.67%	75.42%	75.02%	74.47%	69.87%
Average total stockholders' equity as a percentage of average total assets	11.41%	11.31%	10.96%	11.72%	11.53%
Dividend payout ratio	43.38%	37.50%	38.55%	17.15%	9.32%
SELECTED ASSET QUALITY RATIOS					
Net loan charge-offs to average loans	0.03%	0.01%	0.02%	0.10%	0.02%
Allowance for loan losses/Total Loans	1.21%	1.43%	1.22%	1.08%	0.91%
CAPITAL RATIOS					
Tier 1 risk-based	12.98%	14.54%	13.18%	17.02%	15.13%
Total risk-based	13.98%	15.67%	14.18%	18.10%	15.92%
Leverage	11.41%	11.28%	11.00%	10.88%	11.21%

(1) The net earnings for the year ended December 31, 2000, have been adjusted to record an income tax refund receivable of $341,770.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIRST NATIONAL BANK OF NORTHERN CALIFORNIA

Note: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to matters described in this section are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected.

Critical Accounting Policies And Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles general accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to its loans and allowance for loan losses. The Company bases its estimates on current market conditions, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policy requires significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Credit Losses. The allowance for credit losses is periodically evaluated for adequacy by management. Factors considered include the Company's loan loss experience, known and inherent risks in the portfolio, current economic conditions, known adverse situations that may affect the borrower's ability to repay, regulatory policies, and the estimated value of underlying collateral. The evaluation of the adequacy of the allowance is based on the above factors along with prevailing and anticipated economic conditions that may impact borrowers' ability to repay loans. Determination of the allowance is in part objective and in part a subjective judgment by management given the information it currently has in its possession. Adverse changes in any of these factors or the discovery of new adverse information could result in higher charge-offs and loan loss provisions.

Earnings Analysis

Net earnings in 2001 were $5,237,000, a 26.5% decrease from 2000 earnings of $7,128,000. Earnings for the year 2000 increased $1,911,000 or 36.6% over earnings of $5,217,000 in 1999. A tax refund related primarily to the recapture of certain tax credits earned in prior years, but received in 2001, was reclassified to 2000 as a tax receivable. The year 2000 also included a non-recurring pre-tax gain on sale of bank premises of $701,000. Excluding these two non-recurring items, and related tax effect, the Bank's earnings for the year ended December 31, 2000 were $6,289,000. In this case, 2001 net earnings declined 16.7% from 2000, which was caused by a reduction in interest rate spreads, in which interest earned on average loans dropped by 125 basis points, while interest on all interest-bearing liabilities dropped by only 50 basis points.

Basic earnings per share were $2.37 in 2001; $3.07 ($2.71 excluding non-recurring) in 2000, and $2.25 in 1999. Diluted earnings per share were $2.36 in 2001; $3.07 ($2.71 excluding non-recurring) in 2000; and $2.25 in 1999.

Operating results in 2001 reflected net interest income of $22,909,000, an increase of $239,000 or 1.1% over 2000. Interest income was $30,844,000 in 2001, down $18,000 from 2000. Average interest earning assets in 2001 were $361,617,000, an increase of $36,378,000 or 11.2% over 2000, but their yield declined 1.0% for the same period. The principal earning assets were loans, which grew by $33,282,000 or 14.0% in 2001 versus 2000, but the yield declined 125 basis points, primarily due to a succession of prime rate cuts caused by the Federal Reserve. Net interest income for 2000 was $22,670,000, up $2,082,000 or 10.1% over 1999. Interest income in 2000 was $30,862,000, an increase of $3,276,000 or 11.9% over 1999. Average interest earning assets were $325,239,000 in 2000, an increase of $19,330,000 or 6.3% over 1999. Average loans were $238,167,000 in 2000, an increase of $13,712,000 or 6.1% over 1999. Their yield was 10.8% in 2000, 35 basis points higher than in 1999.

Interest expense for 2001 was $7,935,000, a slight decline of $257,000 or 3.1% compared to 2000, as rates on average interest-bearing liabilities dropped on a lagged basis behind the prime rate on loans. Interest-bearing liabilities averaged $262,019,000 in 2001, $30,071,000 or 13.0% higher than 2000. However, the cost of average interest-bearing liabilities declined by 50 basis points in 2001 compared to 2000. The principal interest-bearing liabilities are time deposits. Average time deposits increased to $105,224,000 in 2001, a change of $3,010,000 or 2.9% above 2000, but with a drop of 44 basis points.

Interest expense for 2000 was $8,192,000, an increase of $1,193,000 or 17.1% over 1999. Interest-bearing liabilities averaged $231,948,000 in 2000, an increase of $9,648,000 or 4.3% over 1999. The cost of interest-bearing liabilities was 38 basis points higher in 2000 than in 1999. Although average time deposits declined from $106,279,000 in 1999 to $102,214,000 in 2000, their cost increased by 61 basis points from 1999 to 2000.

The provision for loan losses was $300,000 in 2001, a decrease of $125,000 or 29.4% from 2000. The provision for 2000 was $425,000, a decrease of $325,000 or 43.3% from 1999. At the end of 2001, the allowance for loan losses was 1.21% of loans outstanding, compared to 1.43% in 2000 and 1.22% in 1999.

Net Interest Income

Net interest income is the difference between interest yield generated by earning assets and the interest expense associated with the funding of those assets. Net interest income is affected by the interest rate earned or paid and by volume changes in loans, investment securities, deposits and borrowed funds.

TABLE 1

Net Interest Income and Average Balances

(In thousands)

Year ended December 31

	2001			2000			1999		
	Average Balance	Interest Income (Expense)	Average Yield (Cost)	Average Balance	Interest Income (Expense)	Average Yield (Cost)	Average Balance	Interest Income (Expense)	Average Yield (Cost)
INTEREST EARNING ASSETS									
Loans, gross	$ 271,449	$ 26,024	9.59%	$ 238,167	$ 25,811	10.84%	$ 224,455	$ 23,542	10.49%
Taxable Securities	45,650	2,630	5.76%	44,584	2,860	6.41%	37,231	2,047	5.50%
Nontaxable Securities	31,129	1,579	5.07%	32,120	1,524	4.74%	34,445	1,517	4.40%
Federal funds sold	13,389	611	4.56	10,368	667	6.43	9,778	480	4.91
Total interest earning assets	$ 361,617	$ 30,844	8.53	$ 325,239	$ 30,862	9.49	$ 305,909	$ 27,586	9.02
NONINTEREST EARNING ASSETS:									
Cash and due from banks	$ 22,654			$ 20,782			$ 19,176		
Premises and equipment	11,728			10,730			11,380		
Other assets	5,413			5,092			4,472		
Total noninterest earning assets	$ 39,795			$ 36,604			$ 35,028		
TOTAL ASSETS	$ 401,412			$ 361,843			$ 340,937		

INTEREST BEARING LIABILITIES:									
Deposits:									
Demand, interest bearing	$ 54,539	($ 653)	(1.20)	$ 42,157	($ 527)	(1.25)	$ 36,703	($ 364)	(0.99)
Money market	55,670	(1,490)	(2.68)	43,599	(1,438)	(3.30)	22,933	(869)	(3.79)
Savings	46,312	(727)	(1.57)	43,689	(851)	(1.95)	55,856	(813)	(1.46)
Time deposits	105,224	(5,054)	(4.80)	102,214	(5,353)	(5.24)	106,279	(4,925)	(4.63)
Fed funds purchased and other borrowings	274	(11)	(4.01)	289	(23)	(7.96)	529	(27)	(5.10)
Total interest bearing liabilities	$ 262,019	($ 7,935)	(3.03)	$ 231,948	($ 8,192)	(3.53)	$ 222,300	($6,998)	(3.15)
NONINTEREST BEARING LIABILITIES:									
Demand deposits	87,726			84,127			77,415		
Other liabilities	5,859			4,848			3,857		
Total noninterest bearing liabilities	$ 93,585			$ 88,975			$ 81,272		
Total liabilities	$ 355,604			$ 320,923			$ 303,572		
Stockholders' equity	$ 45,808			$ 40,920			$ 37,365		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 401,412			$ 361,843			$ 340,937		
NET INTEREST INCOME AND MARGIN ON TOTAL EARNING ASSETS		$ 22,909	6.34%		$ 22,670	6.97%		$ 20,588	6.73%

Interest income is reflected on an actual basis, not on a fully taxable equivalent basis.
Yield on gross loans was not adjusted for nonaccrual loans, as these were considered not material for this calculation.

The following table analyzes the dollar amount of change in interest income and expense and the changes in dollar amounts attributable to: (a) changes in volume (changes in volume at the current year rate), (b) changes in rate (changes in rate times the prior year's volume) and (c) changes in rate/volume (changes in rate times change in volume). In this table, the dollar change in rate/volume is prorated to volume and rate proportionately.

TABLE 2

Rate/Volume Variance Analysis
(in thousands)

	Year Ended December 31					
	2001 Compared To 2000 Increase (decrease)			2000 Compared To 1999 Increase (decrease)		
	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume
INTEREST EARNING ASSETS:						
Loans	$ 213	($ 2,438)	$ 2,677	$ 2,269	$ 783	$ 1,486
Investments	(175)	(179)	4	820	533	287
Federal Funds sold	(56)	(194)	138	187	149	38
Total	($ 18)	($ 3,351)	$ 3,333	$ 3,276	$ 1,465	$ 1,811
INTEREST BEARING LIABILITIES:						
Demand deposits	$ 126	($ 22)	$ 148	$ 163	$ 95	$ 68
Money market	52	(271)	323	569	(113)	682
Savings deposits	(124)	(165)	41	38	275	(237)
Time deposits	(299)	(444)	145	428	641	(213)
Federal funds purchased and other borrowings	(12)	(11)	(1)	(4)	15	(19)
Total	($ 257)	($ 913)	$ 656	$ 1,194	$ 913	$ 281
NET INTEREST INCOME	$ 239	($ 2,438)	$ 2,677	$ 2,082	$ 552	$ 1,530

In 2001, net interest income represented 88.40% of net revenue (net interest income plus non-interest income), compared to 85.71% in 2000 and 88.08% in 1999. The net yield on average earning assets was 6.34% in 2001 compared to 6.97% in 2000 and 6.73% in 1999. The average rate earned on interest earning assets was 8.53% in 2001, down from 9.49% in 2000 and 9.02% in 1999. The average cost for interest-bearing liabilities was 3.03% in 2001, compared to 3.53% in 2000 and 3.15% in 1999.

The decrease in net interest income in 2001 was due to a combination of a 96 basis point decline in the rate on interest earning assets that was greater than the 50 basis point decline in the rate on interest-bearing liabilities due to a succession of prime rate cuts caused by the Federal Reserve Board. In 2000 compared to 1999, the opposite was the case, as the rate on interest earning assets increased by 47 basis points, and the rate on interest-bearing liabilities increased by 38 basis points. Generally speaking, rates increased from 1999 to 2000, but declined from 2000 to 2001, with the exception of money market costs, which declined consistently, as follows. For 1999, 2000 and 2001, rates were as follows: loans were at 10.49%, increased to 10.84%, and ended at 9.59%; investment securities started at 4.97%, increased to 5.72%, ended at 5.48%; federal funds sold, 4.91%, 6.43%, 4.56%. On the expense side, interest-bearing demand deposits cost .99% in 1999, 1.25% in 2000, 1.20% in 2001; money market dropped steadily from 3.79% to 3.30% then to 2.68%; savings started at 1.46%, then 1.95% and finally at 1.57%; time deposits in 1999 cost 4.63%, 5.24% in 2000 and 4.80% in 2001. Finally, fed funds purchased and other borrowings increased sharply from 5.10% in 1999 to 7.96% in 2000, but dropped back to 4.01% in 2001. If the large number of interest rate cuts seen in 2001 stops in 2002 and the economy improves, rates may eventually rise, which would contribute to an improved net interest income, as interest rates on loans tied to prime tend to rise faster than interest rates on deposits.

Provision And Allowance For Loan Losses

The Bank has the responsibility of assessing the overall risks in its loan portfolio, assessing the specific loss expectancy, and determining the adequacy of the loan loss reserve. The level of reserves is determined by internally generating credit quality ratings, reviewing economic conditions in the Bank's market area, and considering the Bank's historical loan loss experience. The Bank is committed to maintaining adequate reserves, identifying credit weaknesses by consistent review of loans, and maintaining the ratings and changing those ratings in a timely manner as circumstances change.

Based on a review of the five years ended December 31, 2001, the Bank has had a very low loan loss experience, with no real estate loan losses. However, in consideration of: a) the significant increase in real estate loans outstanding in 2001, which ended with $180,964,000, or 61.6% of loan portfolio, compared to $115,775,000 in 2000; b) the present state of the economy; c) the increase in vacancy factors in the current commercial real estate market, the proportion of the Allowance for Loan Losses attributable to real estate loans was increased from $955,000 or 28.7% in 2000 to $1,912,000 or 54.0% in 2001.

The allowance for loan losses totaled $3,543,000, $3,332,000 and $2,920,000 at December 31, 2001, 2000, and 1999, respectively. This represented 1.21%, 1.43% and 1.22% of outstanding loans on those respective dates. The balances reflect an amount that, in management's judgment, is adequate to provide for potential loan losses based on the considerations listed above. During 2001, the provision for loan losses was $300,000, while write-offs totaled $94,000, compared to a provision for loan losses of $425,000 and total write-offs of $23,000 in 2000 and a provision of $750,000 and total write-offs of $70,000 in 1999. There was no significant single loan written off in the periods mentioned.

TABLE 3 — Allocation of the Allowance for Loan Losses (in thousands)

	2001		2000		1999		1998		1997	
	Amount	Percent in each category to total Loans	Amount	Percent in each category to total Loans	Amount	Percent in each category to total Loans	Amount	Percent in each category to total Loans	Amount	Percent in each category to total Loans
Real Estate	$ 1,912	61.6%	$ 955	49.4%	$ 1,024	50.2%	$ 795	52.2%	$ 581	59.5%
Construction	504	9.8	1,196	17.1	566	17.0	393	7.2	285	4.8
Commercial	387	20.1	264	22.4	415	21.8	416	30.2	624	23.2
Consumer	226	8.54	352	11.1	526	11.0	294	10.4	176	12.5
Unfunded commitments	514	-	565	-	389	-	326	-	-	-
Total	$ 3,543	100.0%	$ 3,332	100.0%	$ 2,920	100.0%	$ 2,224	100.0%	$ 1,666	100.0%

Table 4 summarizes transactions in the allowance for loan losses and details the charge-offs, recoveries and net loan losses by loan category for the last five fiscal years ended December 31, 2001. The amount added to the provision and charged to operating expense for each period is based on the risk profile of the loan portfolio.

Starting in 1997 and continuing through 1999, there was a change in portfolio mix, which saw an increase in loan size, and lending in Enterprise Zones, which implies a slightly higher risk. A favorable payment history for these loans indicated that not as much need be added to the reserve, so the provision declined in 2000 and 2001.

TABLE 4

Allowance for Loan Losses
Historical Analysis
(in thousands)

	For the year ended December 31,				
	2001	2000	1999	1998	1997
Balance at Beginning of Period	$ 3,332	$ 2,920	$ 2,224	$ 1,666	$ 1,355
Provision for Loan Losses	300	425	750	750	340
Charge-offs:					
Commercial	(22)	-	(51)	(169)	(58)
Consumer	(72)	(23)	(19)	(38)	(8)
Total	(94)	(23)	(70)	(207)	(66)
Recoveries:					
Commercial	-	1	10	7	4
Consumer	5	9	6	8	33
Total	5	10	16	15	37
Net Charge-offs	(89)	(13)	(54)	(192)	(29)
Balance at End of Period	$ 3,543	$ 3,332	$ 2,920	$ 2,224	$ 1,666
Percentages					
Allowance for Loan Losses/Total Loans	1.21%	1.43%	1.22%	1.08%	0.91%
Net charge-offs/Commercial Loans	0.04%	0.00%	0.08%	0.26%	0.13%
Net charge-offs/Consumer Loans	0.03%	0.05%	0.05%	0.14%	-0.13%
Net charge-offs/Total Loans	0.03%	0.01%	0.02%	0.09%	0.02%

Nonperforming Assets

Non-performing assets consist of nonaccrual loans, foreclosed assets, and loans that are 90 days or more past due but are still accruing interest. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they became due. For the year ended December 31, 2001, had nonaccrual loans performed as agreed, approximately $133,000 in interest would have been accrued.

Table 5 provides a summary of contractually past due loans for the most recent five years. Nonperforming loans were 0.7% of total loans at the end of 2001. Nonperforming loans were 0.5% of total loans at the end of 2000. They were 0.1% of outstanding loans at the end of 1999. Management believes the current list of past due loans are collectible and does not anticipate any losses. There were no foreclosed assets as of the periods indicated.

TABLE 5

Analysis of Nonperforming Assets
(in thousands)

	Year Ended December 31				
	2001	2000	1999	1998	1997
Accruing loans past due 90 days or more	$ -	$ -	$ -	$ -	$ -
Nonaccrualloans	1,964	1,218	1,999	3,232	3,072
Total	$ 1,964	$ 1,218	$ 1,999	$ 3,232	$ 3,072

There was no commitment to lend additional funds to any customer whose loan was classified nonperforming at December 31, 2001, 2000 and 1999.

Noninterest Income

The following table sets forth the principal components of noninterest income:

TABLE 6

Noninterest Income
(Dollars in thousands)

	Years Ended December 31,		
	2001	2000	1999
Service charges	$ 1,657	$ 1,662	$ 1,772
Credit card fees	913	975	761
Gain on sale of bank premises, equipment and leasehold improvements	-	701	12
Gain (loss) on sales of securities	58	(1)	(117)
Other income	379	445	357
Total noninterest income	$ 3,007	$ 3,782	$ 2,785

Noninterest income for the year ended December 31, 2001 was $3,007,000 compared to $3,782,000 for 2000 and $2,785,000 for 1999. The decrease in 2001 from 2000 was primarily due to a gain on sale of bank premises of $701,000 that took place in 2000. This same gain accounted for most of the $997,000 increase in 2000 over 1999, with increased credit card activity in 2000 over 1999 producing $214,000 in additional fee income.

Noninterest Expenses

The following table sets forth the various components of noninterest expense:

TABLE 7

Noninterest Expenses
(Dollars in thousands)

	Years Ended December 31, 2001	2000	1999
Salaries and employee benefits	$ 10,532	$ 9,453	$ 8,588
Occupancy expense	1,290	1,122	1,093
Equipment expense	1,736	1,453	1,419
Advertising expense	384	428	413
Data processing expense	330	360	310
Professional fees	731	468	423
Director expense	150	132	120
Surety insurance	303	309	244
Telephone, postage, supplies	1,014	973	789
Other	1,441	1,279	1,120
Total noninterest expense	$ 17,911	$ 15,977	$ 14,519

Noninterest expenses for the year ended December 31, 2001 were $17,911,000, an increase of $1,934,000 or12.1% over 2000. For 2000, they were $15,977,000, an increase of $1,458,000 or 10.0% over 1999. During 2001, the Bank purchased computer hardware and software equipment to convert its accounting system and related application systems. During 2001, salaries included increased costs arising from overtime and additional staff working on the conversion of software systems. Because of difficulties encountered upon conversion and lack of functionality of the new software equipment the Bank evaluated these assets for impairment. No impairment loss was recognized; however, the Bank revised the estimate of useful life of the software. Depreciation expense on the software with an original purchase price of approximately $675,000 was approximately $336,000 for the year ended December 31, 2001. The Bank plans to convert back to its previous accounting and related application systems by March 2002. An important part of the increase in 2001 professional fees was related to consultants hired to help with the data conversion process.

Balance Sheet Analysis

Total assets were $397,388,000 at December 31, 2001, which represented a 4.8% increase over 2000. Total assets were $379,102,000 in 2000, an 8.9% increase over 1999. Assets averaged $401.4 million in 2001 compared to $361.8 million in 2000 and $340.9 million in 1999. Average earning assets increased from $305.9 million in 1999 to $325.2 million in 2000 and $361.6 million in 2001. They represented 89.7% of total average assets in 1999, 89.9% in 2000 and 90.1% in 2001. Interest-bearing liabilities averaged $262.0 million in 2001, $231.9 million in 2000 and $222.3 million in 1999. This was an increase of 13.0% in 2001 over 2000, and 4.3% in 2000 over 1999.

Loans

The loan portfolio is the principal earning asset of the Bank. Loans outstanding at December 31, 2001 increased by $58.6 million or 25.2% over 2000, while loans outstanding at December 31, 2000 had decreased by $7 million or 3.0% from 1999.

Real Estate loans had declined by $5.7 million or 4.7% from 1999 to 2000, but rose sharply by $65.2 million or 56.3% from 2000 to 2001. A combination of an emphasis in developing new Commercial Real Estate business, coupled with the series of drops in the prime lending rate were major factors in the upsurge. Construction loans declined only 2.5% from 1999 to 2000, but then dropped $11.3 million or 28% from 2000 to 2001, as existing projects were completed and paid off, while less activity in new construction did not fill the void. Commercial loans were flat between 1999 and 2000, but increased $6.4 million or 12.3% in 2001. There was less activity in Consumer loans, which declined 2.4% from 1999 to 2000, and a further 4.4% in 2001.

Table 8 presents a detailed analysis of loans outstanding at December 31, 1997 through December 31, 2001.

TABLE 8

Loan Portfolio
(in thousands)

	December 31				
	2001	2000	1999	1998	1997
Real Estate loans	$ 180,964	$ 115,775	$ 121,434	$ 108,527	$ 109,393
Construction loans	28,761	40,021	41,061	14,890	8,829
Commercial loans	58,895	52,454	52,607	62,740	42,752
Consumer loans	24,841	25,987	26,632	21,701	22,974
Sub total	293,461	234,237	241,734	207,858	183,948
Net deferred loan fees	(1,851)	(1,236)	(1,752)	(1,750)	(1,486)
Total	$ 291,610	$ 233,001	$ 239,982	$ 206,108	$ 182,462

The following table shows the Bank's loan maturities and sensitivities to changes in interest rates as of December 31, 2001.

	Maturing Within One Year	Maturing After One But Within Five Years	Maturing After Five Years	Total
Real Estate loans	$ 140,129	$ 32,181	$ 8,654	$ 180,964
Construction loans	22,271	5,115	1,375	28,761
Commercial loans	45,605	10,473	2,816	58,894
Consumer loans	19,236	4,418	1,188	24,842
Sub total	227,241	52,187	14,033	293,461
Net deferred loan fees	(1,433)	(329)	(89)	(1,851)
Total	$ 225,808	$ 51,858	$ 13,944	$ 291,610
With predetermined interest rates	$ 205,814	$ 47,266	$ 12,710	$ 265,790
With floating interest rates	$ 19,994	$ 4,592	$ 1,234	$ 25,820
Total	$ 225,808	$ 51,858	$ 13,944	$ 291,610

Average loans earned 9.59% in 2001, 125 basis points less than in 2000, as a result of numerous prime rate changes during the year. In 2000, average loans earned 10.84%, 35 basis points above 1999. Interest income on loans for 2001 was only $213,000 or 0.8% higher than in 2000, because the interest rate decrease almost erased the effect of an increase in average loans, which increased $33,282,000 or 14.0% in 2001 over 2000. Interest income on loans for

2000 was $25,811,000, $2,269,000 or 9.6% higher than in 1999. In this case, average loans had risen by $13,712,000 or 6.1% in 2000 compared to 1999, and was also affected by a higher yield of 35 basis points.

Investment Portfolio

Investments at December 31, 2001 were $65,311, a decline of $21,930,000 or 25.1% compared to 2000. However, investments at December 31, 2000 were $87,241,000, an increase of $16,583,000 or 23.4% over 1999.

Available funds are first used for Loans, then Investments, and the remainder sold as Federal Funds. The primary source of funds is the deposit base. If more funds are needed, the Investment Portfolio maturities may be used, as well as sales and calls, which accounts for the volume variances in Investments. The Bank's investment portfolio is concentrated in U. S. Government Agencies and in obligations of States and their political subdivisions. The Bank believes this provides for an appropriate liquidity level.

The following table sets forth the maturity distribution and interest rate sensitivity of investment securities at December 31, 2001:

	Due In One Year Or Less	Yield	After One Year Through Five Years	Yield	After Five Years Through Ten Years	Yield	Due After Ten Years	Yield	Fair Value	Maturity In Years	Average Yield
					(Dollars in thousands)						
U. S. Treasury	$ 1,029	6.23%	$ -	- %	$ -	- %	$ -	- %	$1,029	0.68	6.23%
U. S. Government Agencies	12,122	6.58%	14,252	5.29%	1,007	5.81%	-	-	27,381	1.45	5.88%
States & Political Subdivisions	1,738	5.76%	14,820	4.79%	11,591	4.62%	1,312	4.96%	29,461	5.79	4.80%
Corporate debt	-	-	5,144	5.51%	-	- %	-	- %	5,144	1.98	5.51%
Other Securities	-	-	-	- %	-	- %	2,296	6.36%	2,296	14.69	6.36%
Total	$14,889	6.45%	$34,216	5.14%	$12,598	4.71%	$3,608	5.45%	$65,311	3.91	5.38%

The following table shows the securities portfolio mix at December 31, 2001, 2000 and 1999:

	Years Ended December 31,					
	2001		2000		1999	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
U. S. Treasury	$ 1,000	$ 1,029	$ 3,996	$ 4,017	$ 3,985	$ 3,971
U. S. Government agencies	26,994	27,381	44,690	45,040	34,685	34,129
States and political subdivisions	29,119	29,461	36,651	36,537	32,893	31,738
Corporate debt	5,049	5,144	-	-	-	-
Other securities	$ 2,296	$ 2,296	$ 1,647	$ 1,647	$ 820	$ 820
Total	$ 64,458	$ 65,311	$ 86,984	$ 87,241	$ 72,383	$ 70,658

Deposits

The increase in the earning assets in 2001 was funded with the increases in the deposit base. During 2001, average deposits were $349.5 million, an increase of $33.7 million or10.7% over 2000. In 2000, average deposits increased $16.6 million or 5.5% over 1999. In 2001, average interest-bearing deposits were $261.7 million, which represented an increase of $30.1 million or 13.0% over 2000. For 2000, average interest-bearing deposits were $231.7 million, an increase of $9.9 million or 4.5% over 1999.

The Bank's cost of average interest-bearing deposits in 2001 was 3.03%, a decrease of 50 basis points from 2000. The cost of average interest- bearing deposits in 2000 was 3.53%, 39 basis points higher than 1999. The decline in costs from 2000 compared to 2001 followed the drops in the prime lending rate, but at a slower rate, as rates on time certificates of deposits only had an immediate effect on new deposits, but lagged on existing certificates until they matured and were rolled over. This was most noticeable in the case of rates for time deposits of $100,000 or more, which had risen from 4.6% in 1999 to 5.7% in 2000, but dropped back to 4.8% in 2001. These deposits, as a group, tend to have shorter maturities, which cause them to reprice faster.

The following table summarizes the distribution of average deposits and the average rates paid for them during the periods indicated:

Average Deposits and Average Rates paid for the period ending December 31,

	2001			2000			1999		
(in thousands)	Average Balance	Average Rate	% of Total Deposits	Average Balance	Average Rate	% of Total Deposits	Average Balance	Average Rate	% of Total Deposits
Deposits:									
Interest-bearing demand	$ 54,539	1.2%	15.6%	$ 42,157	1.3%	13.3%	$ 36,703	1.0%	12.3%
Money market	55,670	2.7%	15.9	43,599	3.3%	13.8	22,933	3.8	7.7
Savings	46,312	1.6%	13.3	43,689	2.0%	13.8	55,856	1.5	18.7
Time deposits $100,000 or more	47,261	4.8%	13.5	51,444	5.7%	16.3	52,362	4.6	17.5
Time deposits under $100,000	57,963	4.8%	16.6	50,770	4.8%	16.1	53,918	4.7	18.0
Total interest bearing deposits	$ 261,745	3.0%	74.9	$ 231,659	3.5%	73.3	$ 221,772	3.2	74.2
Demand deposits	87,726	0.0%	25.1	84,127	0.0%	26.7	77,415	0.0	25.8
Total Deposits	$ 349,471	2.3%	100.0%	$ 315,786	2.6%	100.0%	$ 299,187	2.3%	100.0%

The following table indicates the maturity schedule of time deposits of $100,000 or more:

Analysis of Time Deposits of $100,000 or more at December 31, 2001

Total Deposits $100,000 or More	Three Months or Less	Over Three to Six Months	Over Six To Twelve Months	Over Twelve Months
$45,899	$26,388	$6,159	$12,320	$1,032

Capital

At December 31, 2001 shareholders' equity was $46,523,000, an increase of $3,395,000 or 7.9% over 2000. Shareholders' equity was $43,128,000 in 2000, an increase of $5,621,000 or 15.0% over shareholders' equity of $37,507,000 in 1999. The increases were primarily attributable to the retention of net income after payment of cash dividends of $2,272,000 in 2001, $2,673,000 in 2000 and $2,011,000 in 1999. The year 2000 increase in equity included total non-recurring net income of $839,000, due to a reclassification of a tax refund received in 2001, primarily for the recapture of certain tax credits earned in prior years, to a tax receivable in 2000, plus a gain on sale of bank premises.

In 1989, the Federal Deposit Insurance Corporation (FDIC) established risk-based capital guidelines requiring banks to maintain certain ratios of "qualifying capital" to "risk-weighted assets". Under the guidelines, qualifying capital is classified into two tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Bank's Tier 1 capital consists of common shareholders' equity, though other instruments such as certain types of preferred stock can also be included in Tier 1 capital. Tier 2 capital consists of eligible reserves for possible loan losses and qualifying subordinated notes and debentures. Total capital is the sum of Tier 1 plus Tier 2 capital. Risk-weighted assets are calculated by applying risk percentages specific by the FDIC to categories of both balance sheet assets and off-balance sheet obligations.

At year-end 1990, the FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3.0% for the highest rated banks and ratios of 100 to 200 basis points higher for most banks. Furthermore, in 1993, the FDIC began assessing risk-based deposit insurance assessments based on financial institutions' capital resources and "management strength", as mandated by the FDIC Improvement Act of 1991. To qualify for the lowest insurance premiums as indicated in the following table, "well-capitalized financial institutions must maintain risk-based Tier 1 and total capital ratios of at least 6.0% and 10.0% respectively. "Well-capitalized" financial institutions must also maintain a leverage ratio equal to or exceeding 5.0%.

The following table shows the risk-based capital ratios and the leverage ratios at December 31, 2001, 2000 and 1999.

Risk-Based Capital Ratios	December 31, 2001	December 31, 2000	December 31, 1999		Minimum "Well Capitalized" Requirements
Tier 1 Capital	12.98%	14.54%	13.18%	≥	6.00%
Total Capital	13.98%	15.67%	14.18%	≥	10.00%
Leverage Ratios	11.41%	11.28%	11.00%	≥	5.00%

Liquidity

Liquidity is a measure of the Bank's ability to convert assets into cash with minimum loss. Liquidity consists of cash and due from other banks accounts, including time deposits, Federal Funds sold, Securities Available-for-Sale and Securities Held-to-Maturity. Securities Held-to-Maturity are only included if they are within three months of maturity or most likely call date. The Bank's policy is to maintain a liquidity ratio of 20% or greater of total assets. As of December 31, 2001, the Bank's primary liquidity was 21.85%, compared to 33.95% in 2000. The ratio declined as federal funds sold and most of the maturity runoff in Available-for-Sale securities was reinvested in higher-yielding quality loans. The objective of liquidity management is to ensure that the Bank has funds available to meet all present and future financial obligations and to take advantage of business opportunities as they occur. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extension of loans or other forms of credit, payment of operating expenses and payment of dividends.

Core deposits, which consist of all deposits other than time deposits, have provided the Bank with a sizable source of relatively stable low-cost funds. The Bank's average core deposits funded 61% of average total assets of $401,412,000 for the year ended December 31, 2001, compared to 59% of total average assets of $361,843,000 for the year ended December 31, 2000.

As of December 31, 2001, the Bank had contractual obligations and other commercial commitments totaling approximately $69,443,677. The following table sets forth the Bank's contractual obligations and other commercial commitments as of December 31, 2001.

Payments Due by Period

Contractual Obligations	Total	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases	$1,307,277	$358,613	$653,726	$294,938	$-
Other Long-Term Obligations	152,985	74,627	78,358	-	-
Total Contractual Cash Obligations	$1,460,262	$433,240	$732,084	$294,938	$-

Amount of Commitment Expiration Per Period

Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lines of Credit	30,375,727	$2,626,807	$5,643,920	$6,925,000	$15,180,000
Standby Letters Of Credit	2,736,088	2,576,988	159,100	-	-
Guarantees	-	-	-	-	-
Other Commercial Commitments	34,871,600	34,871,600	-	-	-
Total Commercial Commitments	$67,983,415	$40,075,395	$5,803,020	$6,925,000	$15,180,000

Asset And Liability Management

The largest component of the Bank's earnings is net interest income, which can fluctuate widely when significant interest rates movements occur, as was the case in 2001, with its succession of prime lending rate cuts. The Bank's management is responsible for minimizing the Bank's exposure to interest rate risk and assuring an adequate level of liquidity. This is accomplished by developing objectives, goals and strategies designed to enhance profitability and performance.

Ongoing management of the Bank's interest rate sensitivity limits interest rate risk by controlling the mix and maturity of assets and liabilities. Management regularly reviews the Bank's position and evaluates alternative sources and uses of funds as well as changes in external factors. Various methods are used to achieve and maintain the desired rate sensitivity position including the sale or purchase of assets and product pricing.

In order to ensure that sufficient funds are available for loan growth and deposit withdrawals, as well as to provide for general needs, the Bank must maintain an adequate level of liquidity. Asset liquidity comes from the Bank's ability to convert short-term investments into cash and from the maturity and repayment of loans and investment securities. Liability liquidity is provided by the Bank's ability to attract deposits. The primary source of liability liquidity is the Bank's customer base, which provides core deposit growth. The overall liquidity position of the Bank is closely monitored and evaluated regularly. Management believes the Bank's liquidity sources at December 31, 2001 were adequate to meet its operating needs in 2002 and going forward into the foreseeable future.

The following table sets forth the maturity distribution and interest rate sensitivity of selected interest sensitive as well as noninterest sensitive assets and liabilities, including the interest rate sensitivity gap and cumulative interest rate sensitivity gap as of December 31, 2001. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. Since all interest rates and yields do not adjust at the same velocity or magnitude, and since volatility is subject to change, the gap is only a general indicator of interest rate sensitivity. The Bank's asset/liability gap is the difference between the cash flow amounts of interest-sensitive assets and liabilities that will be refinanced (or repriced) during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset-sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the institution is in a liability-sensitive position. Accordingly, net interest income would decline when rates rose and increase when rates fell.

Rate Sensitivity Assets/Liabilities

As of December 31, 2001

(Dollars in thousands)	Three Months or Less	Over Three to Twelve Months	Over One Year Through Five Years	Over Five Years	Not Rate-Sensitive	Total
Interest earnings assets:						
Securities	$ 8,277	$ 6,613	$ 31,028	$ 19,393	$ -	$ 65,311
Loans	140,447	85,309	51,846	10,465	-	288,067
Total interest earning assets	148,724	91,922	82,874	29,858	-	353,378
Cash and due from banks	-	-	-	-	22,493	22,493
Other assets	-	-	-	-	21,517	21,517
Total assets	$ 148,724	$ 91,922	$ 82,874	$ 30,476	$ 44,010	$ 397,388
Interest bearing liabilities:						
Demand, interest bearing	$ 55,357	$ -	$ -	$ -	$ -	$ 55,357
Savings and money market	98,891	-	-	-	-	98,891
Time deposits	49,961	38,158	13,729	-	-	101,848
Fed funds purchased and other borrowed money	2,100	-	153	-	-	2,253
Total interest bearing liabilities	206,309	38,158	13,882	-	-	258,349
Noninterest demand deposits	-	-	-	-	87,983	87,983
Other liabilities	-	-	-	-	4,533	4,533
Shareholders' equity	-	-	-	-	46,523	46,523
Total liabilities and shareholders' equity	$ 206,309	$ 38,158	$ 13,882	$ -	$ 139,039	$ 397,388
Interest rate sensitivity GAP	($ 57,585)	$ 53,764	$ 68,992	$ 29,858	($ 95,029)	$ 0
Cumulative int rate sensitivity GAP	($ 57,585)	($ 3,821)	$ 65,171	$ 95,029	$ -	$ -
Cumulative int rate sensitivity GAP ratio	-38.72%	-1.59%	20.14%	26.89%	-	-

Effect Of Changing Prices

The results of operations and financial conditions presented in this report are based on historical cost information and are not adjusted for the effects of inflation.

Since the assets and liabilities of banks are primarily monetary in nature(payable in fixed, determinable amounts), the performance of the Bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effect of inflation on banks is normally not as significant as its influence on those businesses that have large investments in plant and inventories. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, increases in the price of goods and services will result in increased operating expenses.

The following table includes key ratios, including returns on average assets and equity, which show the effect of the significant series of interest rate adjustments throughout 2001 and the effects of noninterest income and expenses.

Return on Equity and Assets

Key Financial Ratios(ratios are computed on average balances)

	Year Ended December 31,		
	2001	2000	1999
Return on average assets	1.34%	1.88%	1.53%
Return on average equity	11.77%	16.58%	13.99%
Dividend payout ratio	43.38%	37.50%	38.55%
Average equity to assets ratio	11.41%	11.31%	10.96%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Closely related to the concept of liquidity is the concept of interest rate sensitivity (i.e., the extent to which assets and liabilities are sensitive to changes in interest rates). Interest rate sensitivity is often measured by the extent to which mismatches or "gaps" occur in the repricing of assets and liabilities within a given time period. Gap analysis is utilized to quantify such mismatches. A "positive" gap results when the amount of earning assets repricing within a given time period exceeds the amount of interest-bearing liabilities repricing within that time period. A "negative" gap results when the amount of interest-bearing liabilities repricing within a given time period exceeds the amount of earning assets repricing within such time period.

In general, a financial institution with a positive gap in relevant time periods will benefit from an increase in market interest rates and will experience erosion in net interest income if such rates fall. Likewise, a financial institution with a negative gap in relevant time periods will normally benefit from a decrease in market interest rates and will be adversely affected by an increase in rates. By maintaining a balanced interest rate sensitivity position, where interest rate sensitive assets roughly equal interest sensitive liabilities in relevant time periods, interest rate risk can be limited.

As a financial institution, the Company's potential interest rate volatility is a primary component of its market risk. Fluctuations in interest rates will ultimately impact the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets, other than those that possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk. The Company does not own any trading assets and does not have any hedging transactions in place, such as interest rate swaps and caps.

The Company's Board of Directors has adopted an Asset/Liability Policy designed to stabilize net interest income and preserve capital over a broad range of interest rate movements. This policy outlines guidelines and ratios dealing with, among others, liquidity, volatile liability dependence, investment portfolio composition, loan portfolio composition, loan-to-deposit ratio and gap analysis ratio. The Company's performance as compared to Asset/Liability Policy is monitored by its Board of Directors. In addition, to effectively administer the Asset/Liability Policy and to monitor exposure to fluctuations in interest rates, the Company maintains an Asset/Liability Committee, consisting of the Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Branch Administrator, and Comptroller. This committee meets monthly to review the Company's lending and deposit-gathering activities, to review competitive interest rates, to develop strategies to implement the Asset/Liability Policy and to respond to market conditions.

The Company monitors and controls interest rate risk through a variety of techniques, including use of traditional interest rate sensitivity analysis (also known as "gap analysis") and an interest rate risk management model. With the interest rate risk management model, the Company projects future net interest income, and then estimates the effect of various changes in interest rates and balance sheet growth rates on that projected net interest income. The Company also uses the interest rate risk management model to calculate the change in net portfolio value over a range of interest rate change scenarios. Traditional gap analysis involves arranging the Company's interest-earning assets and interest-bearing liabilities by repricing periods and then computing the difference (or "interest rate sensitivity gap") between the assets and liabilities that are estimated to reprice during each time period and cumulatively through the end of each time period.

Both interest rate sensitivity modeling and gap analysis are done at a specific point in time and involve a variety of significant estimates and assumptions. Interest rate sensitivity modeling requires, among other things, estimates of how much and when yields and costs on individual categories of interest-earning assets and interest-bearing liabilities will respond to general changes in market rates, future cash flows and discount rates.

Gap analysis requires estimates as to when individual categories of interest-sensitive assets and liabilities will reprice, and assumes that assets and liabilities assigned to the same repricing period will reprice at the same time and in the same amount. Gap analysis does not account for the fact that repricing of assets and liabilities is discretionary and subject to competitive and other pressures.

The following table sets forth the estimated maturity/repricing structure of the Company's interest-bearing assets and interest-bearing liabilities at December 31, 2001. Except as stated below, the amounts of assets or liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of each asset or liability. The majority of interest-bearing demands deposits and savings deposits are assumed to be "core" deposits, or deposits that will remain at the Company regardless of market interest rates. The table does not assume any prepayment of fixed-rate loans.

RATE SENSITIVE GAP
ANALYSIS
As of December 31, 2001

(Dollars in thousands)	Maturing or repricing				
	Three Months Or Less	Over Three To Twelve Months	Over One Through Five Years	Over Five Years	Rate Sensitive Total
Interest earning assets					
Securities	$ 8,277	$ 6,613	$ 31,028	$ 19,393	$ 65,311
Loans	140,447	85,309	51,846	10,465	288,067
Total int earning assets	148,724	91,922	82,874	29,858	353,378
Interest bearing liabilities:					
Demand, interest bearing	$ 55,357	$ -	$ -	$ -	$ 55,357
Savings & money market	98,891	-	-	-	98,891
Time deposits	49,961	38,158	13,729	-	101,848
Fed funds purchased and other borrowed money	2,100	-	153	-	2,253
Total int bearing liabilities	206,309	38,158	13,882	-	258,349
Int rate sensitivity GAP	$ (57,585)	$ 53,764	$ 68,992	$ 29,858	$ 95,029
Cumulative interest rate sensitivity GAP	$ (57,585)	$ (3,821)	$ 65,171	$ 95,029	
Cumulative interest rate Sensitivity GAP ratio	(38.72%)	(1.59%)	20.14%	26.89%	

Changes in estimates and assumptions made for interest rate sensitivity modeling and gap analysis could have a significant impact on projected results and conclusions. Therefore, these techniques may not accurately reflect the impact of general interest rate movements on the Company's net interest income or net portfolio value.

Because of the limitations in the gap analysis discussed above, members of the Company's Asset/Liability Management Committee believe that the interest sensitivity modeling more accurately reflects the effects and exposure to changes in interest rates. Net interest income simulation considers the relative sensitivities of the balance sheet, including the effects of interest rate caps on adjustable rate mortgages and the relatively stable aspects of core deposits. As such, net interest income simulation is designed to address the probability of interest rate changes and behavioral response of the balance sheet to those changes. Market Value of Portfolio Equity represents the fair value of the net present value of assets, liabilities and off-balance sheet items. The starting point (or "base case") for the following table is an estimate of the Company's net portfolio value at December 31, 2001 (using current discount rates, and an estimate of net interest income for 2002 assuming that both interest rates and the Company's interest-sensitive assets and liabilities remain at December 31, 2001 levels. The "rate shock" information in the table shows estimates of net portfolio value at December 31, 2001 and net interest income for 2001 assuming fluctuations or "rate shocks" of minus 100 and 200 basis points and plus 100 and 200 basis points. Rate shocks assume that current interest rates change immediately. The information set forth in the following table is based on significant estimates and assumptions, and constitutes a forward-looking statement within the meaning of that term set forth in Rule 173 of the Securities Act of 1933 and Rule 3-6 of the Securities Exchange Act of 1934.

Market Risk in Securities
Interest Rate Shock
At December 31, 2001

(Amounts in thousands)

Available for Sale securities

	Rates Decline			Rates Increase	
Rate change	(2%)	(1%)	Current	+ 1%	+ 2%
Unrealized gain (loss)	$3,741	$2,297	$853	($779)	($2,766)
Change from current	$2,888	$1,444		($1,632)	($3,619)

Market Risk on Net Interest Income
At December 31, 2001

(Amounts in thousands)

	Rates Decline			Rates Increase	
Rate change	(2%)	(1%)	Current	+ 1%	+ 2%
Change in net interest income	($654)	($327)	$22,909	$261	$456

ITEM 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

All schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the Financial Statements or notes thereto.

Report Of Independent Certified Public Accountants

Board of Directors
First National Bank of Northern California

We have audited the accompanying balance sheets of First National Bank of Northern California (a National Banking Association) as of December 31, 2001 and 2000, and the related statements of earnings, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First National Bank of Northern California as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

San Francisco, California
January 31, 2002

Suite 1100
One California Street
San Francisco, CA 94111
T 415.986.3900
F 415.986.3916
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

First National Bank of Northern California

BALANCE SHEETS

December 31,

ASSETS

	2001	2000 (as adjusted)
Cash and due from banks	$ 22,493,099	$ 22,712,702
Federal funds sold	-	19,040,000
Cash and cash equivalents	22,493,099	41,752,702
Securities available-for-sale	65,310,919	87,241,009
Loans, net	288,067,144	229,668,543
Bank premises, equipment and leasehold improvements	11,654,532	11,040,132
Accrued interest receivable and other assets	9,862,084	9,399,416
	$ 397,387,778	$ 379,101,802

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Deposits		
Demand, noninterest bearing	$ 87,982,573	$ 89,493,429
Demand, interest bearing	55,357,111	48,840,453
Savings	98,890,771	88,681,533
Time	101,848,871	103,441,559
Total deposits	344,079,326	330,456,974
Federal funds purchased	2,100,000	-
Accrued expenses and other liabilities	4,685,862	5,516,824
Total liabilities	350,865,188	335,973,798
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, $1.25 par value, authorized 10,000,000 shares; issued and outstanding 2,318,849 shares in 2001 and 2,208,658 shares in 2000	2,898,561	2,760,823
Additional paid-in capital	20,496,723	17,810,267
Retained earnings	22,546,095	22,405,755
Accumulated other comprehensive income	581,211	151,159
Total stockholders' equity	46,522,590	43,128,004
	$ 397,387,778	$ 379,101,802

See accompanying notes to financial statements.

First National Bank of Northern California

STATEMENTS OF EARNINGS

Year ended December 31,

	2001	2000 (as adjusted)	1999
Interest income			
Interest and fees on loans	$ 26,024,139	$ 25,811,471	$ 23,542,577
Interest and dividends on securities	2,759,851	2,957,290	2,046,493
Interest on tax-exempt securities	1,448,895	1,426,724	1,517,210
Federal funds sold	610,701	666,648	480,137
Total interest income	30,843,586	30,862,133	27,586,417
Interest expense			
Interest on deposits and other	7,934,658	8,191,525	6,998,861
Net interest income	22,908,928	22,670,608	20,587,556
Provision for loan losses	300,000	425,000	750,000
Net interest income after provision for loan losses	22,608,928	22,245,608	19,837,556
Noninterest income			
Service charges	1,656,668	1,661,721	1,771,878
Credit card fees	912,708	974,645	761,460
Gain on sale of bank premises, equipment and leasehold improvements	336	700,802	11,756
Gain (loss) on sales of securities	58,281	(1,425)	(116,651)
Other	379,366	444,817	356,740
Total noninterest income	3,007,359	3,780,560	2,785,183
Noninterest expense			
Salaries and employee benefits	10,531,645	9,453,202	8,588,182
Occupancy expense	1,289,689	1,122,541	1,092,511
Equipment expense	1,736,155	1,452,979	1,419,335
Advertising expense	384,060	427,868	412,891
Data processing expense	329,970	360,038	310,194
Professional fees	731,099	467,723	422,866
Director expense	150,000	132,000	120,000
~~Surety insurance~~	~~303,309~~	~~308,873~~	~~243,813~~
Telephone, postage, supplies	1,014,153	972,700	788,904
Bankcard expenses	734,768	692,869	592,637
Other	706,507	585,894	527,330
Total noninterest expense	17,911,355	15,976,687	14,518,663
Earnings before income tax expense	7,704,932	10,049,481	8,104,076
Income tax expense	2,468,240	2,921,621	2,886,912
NET EARNINGS	$ 5,236,692	$ 7,127,860	$ 5,217,164
Earnings per share data:			
Basic	$ 2.37	$ 3.07	$ 2.25
Diluted	$ 2.36	$ 3.07	$ 2.25
Weighted average shares outstanding:			
Basic weighted average shares outstanding	2,214,092	2,319,077	2,319,068
Diluted weighted average shares outstanding	2,219,606	2,320,770	2,319,068

See accompanying notes to financial statements.

First National Bank of Northern California

STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Three years ended December 31, 2001

	Comprehensive Income	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 1999		2,003,759	$ 2,504,699	$ 12,289,893	$ 20,520,524	$ 445,624	$ 35,760,740
Comprehensive income:							
Net earnings	$ 5,217,164	-	-	-	5,217,164	-	5,217,164
Other comprehensive income:							
Unrealized loss on securities, net of tax of $1,006,783 and net of reclassification adjustments	(1,460,589)	-	-	-	-	(1,460,589)	(1,460,589)
Comprehensive income	$ 11,654,532						
Cash dividends of $.10 per share quarterly		-	-	-	(801,504)	-	(801,504)
Cash dividends of $.60 per share		-	-	-	(1,202,255)	-	(1,202,255)
Stock dividend of 5%		99,935	124,919	2,673,261	(2,798,180)	-	-
Cash on fractional shares related to stock dividend		-	-	-	(6,919)	-	(6,919)
Balance at December 31, 1999		2,103,694	2,629,618	14,963,154	20,928,830	(1,014,965)	37,506,637
Comprehensive income:							
Net earnings (as adjusted)	$ 7,127,860	-	-	-	7,127,860	-	7,127,860
Other comprehensive income:							
Unrealized gain on securities, net of tax of $815,483 and net of reclassification adjustments	1,166,124	-	-	-	-	1,166,124	1,166,124
Comprehensive income	$ 8,293,984						
Cash dividends of $.12 per share quarterly		-	-	-	(1,009,773)	-	(1,009,773)
Cash dividends of $.75 per share		-	-	-	(1,656,494)	-	(1,656,494)
Stock dividend of 5%		104,943	131,179	2,846,579	(2,977,758)	-	-
Cash on fractional shares related to stock dividend		-	-	-	(6,910)	-	(6,910)
Stock options exercised		21	26	534	-	-	560
Balance at December 31, 2000		2,208,658	2,760,823	17,810,267	22,405,755	151,159	43,128,004
Comprehensive income:							
Net earnings	$ 5,236,692	-	-	-	5,236,692	-	5,236,692
Other comprehensive income:							
Unrealized gain on securities, net of tax of $166,414 and net of reclassification adjustments	430,052	-	-	-	-	430,052	430,052
Comprehensive income	$ 5,666,744						
Cash dividends of $.12 per share quarterly		-	-	-	(1,060,156)	-	(1,060,156)
Cash dividends of $.52 per share		-	-	-	(1,205,801)	-	(1,205,801)
Stock dividend of 5%		110,191	137,738	2,686,456	(2,824,194)	-	-
Cash on fractional shares related to stock dividend		-	-	-	(6,201)	-	(6,201)
Balance at December 31, 2001		2,318,849	$ 2,898,561	$ 20,496,723	$ 22,546,095	$ 581,211	$ 46,522,590

See accompanying notes to financial statements.

First National Bank of Northern California

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2001	2000 (as adjusted)	1999
Cash flows from operating activities			
Net earnings	$ 5,236,692	$ 7,127,860	$ 5,217,164
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	1,558,565	1,169,113	1,104,814
(Gain) loss on sale of securities	(58,281)	1,425	116,651
Gain on sale of bank premises, equipment and leasehold improvements	(336)	(700,802)	(11,756)
Provision for loan losses	300,000	425,000	750,000
Deferred taxes	(432,023)	(365,010)	(467,367)
Changes in assets and liabilities			
Accrued interest receivable and other assets	(280,415)	(2,005,482)	(763,885)
Accrued expenses and other liabilities	(683,372)	1,623,434	1,019,462
Total adjustments	404,138	147,678	1,747,919
Net cash provided by operating activities	5,640,830	7,275,538	6,965,083
Cash flows from investing activities			
Proceeds from matured securities available-for-sale	22,140,000	16,290,135	34,438,373
Purchases of securities available-for-sale	(23,784,135)	(30,892,695)	(26,920,000)
Proceeds from sale of securities available for sale	24,235,810	-	-
Proceeds from matured securities held-to-maturity	-	-	142,777
Net (increase) decrease in loans	(58,698,601)	6,968,462	(33,927,549)
Proceeds from sales of bank premises, equipment and leasehold improvements	8,356	1,005,604	35,730
Purchases of bank premises, equipment and leasehold improvements	(2,180,985)	(1,415,368)	(595,465)
Net cash used in investing activities	(38,279,555)	(8,043,862)	(26,826,134)
Cash flows from financing activities			
Net increase in demand and savings deposits	15,215,040	35,392,894	8,460,522
Net (decrease) increase in time deposits	(1,592,688)	(10,297,199)	16,311,649
Net increase (decrease) in federal funds purchased	2,100,000	-	(1,000,000)
Proceeds from exercise of stock options	-	560	-
Dividends paid	(2,272,158)	(2,673,177)	(2,010,678)
Payments on capital note payable	(71,072)	(75,943)	(65,888)
Net cash provided by financing activities	13,379,122	22,347,135	21,695,605
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(19,259,603)	21,578,811	1,834,554
Cash and cash equivalents at beginning of year	41,752,702	20,173,891	18,339,337
Cash and cash equivalents at end of year	$ 22,493,099	$ 41,752,702	$ 20,173,891
Additional cash flow information			
Interest paid	$ 8,098,924	$ 7,831,528	$ 7,004,664
Income taxes paid	$ 2,931,844	$ 3,926,812	$ 2,638,000

See accompanying notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Bank of Northern California (the Bank) provides traditional banking services in San Mateo and San Francisco counties. The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America and with prevailing practices within the banking industry. The following is a summary of the significant accounting policies.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Included in cash and cash equivalents are amounts restricted for the Federal Reserve requirement of approximately $10,573,000 and $9,663,000 in 2001 and 2000, respectively. (See Note C).

Securities Available-for-Sale

Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as held-to-maturity securities. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in accumulated other comprehensive income until realized. Gains and losses on sales of available-for-sale securities are determined using the specific identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for the allowance for loan losses and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

A loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries). Management evaluates the adequacy of the Bank's allowance periodically, but at least quarterly, based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Depreciation and Amortization

Depreciation is provided by the straight-line and double declining balance methods in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives ranging from 3 to 31 years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

Interest and Fees on Loans

Interest is accrued monthly, as earned, on all loans. Management does not recognize interest income on loans if collection of the interest is deemed doubtful. Interest income is recognized using a method that provides a level yield on principal amounts outstanding.

Loan origination fees and direct loan origination costs are deferred and amortized as a yield adjustment over the contractual life of the related loan.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transfers and Servicing of Financial Assets

A transfer of financial assets is accounted for as a sale when control is surrendered over the assets transferred.

Servicing rights and other retained interests in the assets sold are recorded by allocating the previous recorded investment between the asset sold and the interest retained based on their relative fair values, at the date of transfer.

Cash Dividends

Payment of dividends is subject to certain restrictions under the National Banking Laws. The payment of cash dividends in any calendar year is generally limited to the Bank's net earnings for the current and two preceding years.

Income Taxes

Deferred income taxes are recognized for tax consequences of temporary differences by applying current tax rates to differences between income taxes are accounted for under the assets and liabilities method the financial reporting and the tax basis of existing assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Stock Option Plan

Statement of Financial Standards (SFAS) No. 123, *Accounting for Stock Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, where by compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. However, the Standard also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Bank has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share

Earnings per common share (EPS) is computed based on the weighted average number of common shares outstanding during the period. Basic EPS excludes dilution and is computed by dividing net earnings by the weighted average of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Retroactive recognition has been given for all periods presented for the issuance of stock dividends.

Earnings per share have been computed based on the following:

	Year Ended December 31, (in thousands)		
	2001	2000 (as adjusted)	1999
Net earnings	$ 5,237	$ 7,128	$ 5,217
Average number of shares outstanding	2,214	2,319	2,319
Effect of dilutive options	6	2	-
Average number of shares outstanding Used to calculate diluted earnings per share	2,220	2,321	2,319

Options to purchase 18,811 shares of common stock were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire on May 13, 2008, were still outstanding at December 31, 2001.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

The notes to financial statements include various estimated fair value information as of December 31, 2001 and 2000. Such information, which pertains to the Bank's financial instruments, does not purport to represent the aggregate net fair value of the Bank. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change. The following methods and assumptions were used by the Bank.

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans: Fair values for variable-rate loans that reprice frequently and have no significant change in credit risk are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance-sheet instruments: Fair values for the Bank's off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit standing of the counterparties.

Deposit liabilities: The fair values estimated for demand deposits (interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of the aggregate expected monthly maturities on time deposits.

Federal Funds Purchased. The carrying amount of federal funds purchased approximates their fair values.

Reclassifications

Certain prior year information has been reclassified to conform to current year presentation.

NOTE B - PRIOR PERIOD ADJUSTMENT

The net earnings for the year ended December 31, 2000 have been adjusted to record an income tax refund receivable of $341,770. The impact of the adjustment for the year ended December 31, 2000 is as follows:

	As Previously Reported	Adjustment	As Adjusted
Income tax expense	$3,263,391	$(341,770)	$2,921,621
Net earnings	6,786,090	341,770	7,127,860
Earnings per share:			
Basic	$2.93	$0.14	$3.07
Diluted	$2.92	$0.15	$3.07

NOTE C - RESTRICTED CASH BALANCE

Cash and due from banks include balances with the Federal Reserve Bank (the "FRB"). The Bank is required to maintain specified minimum average balances with the FRB, based primarily upon the Bank's deposit balances. As of December 31, 2001 and 2000, the Bank maintained deposits in excess of the FRB reserve requirement.

NOTE D - SECURITIES

The amortized cost and fair value of securities available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
U.S. Treasury Bonds	$ 1,000,000	$ 28,700	$ -	$ 1,028,700
Obligations of other U.S Government Agencies	26,993,571	387,829	-	27,381,400
Obligations of states and political subdivisions	29,118,869	395,532	(53,059)	29,461,342
Corporate debt	5,049,080	96,860	(2,541)	5,143,399
Other securities	2,296,078	-	-	2,296,078
	$ 64,457,598	$ 908,921	$ (55,600)	$ 65,310,919

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2000				
U.S. Treasury Bonds	$ 3,996,411	$ 21,083	$ (145)	$ 4,017,349
Obligations of other U.S. Government Agencies	44,690,245	420,152	(70,057)	45,040,340
Obligations of states and political subdivisions	36,650,628	199,522	(313,700)	36,536,450
Other securities	1,646,870	-	-	1,646,870
	$ 86,984,154	$ 640,757	$ (383,902)	$ 87,241,009

The amortized cost and fair value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 14,691,531	$ 14,889,563
Due after one year through five years	33,650,419	34,215,710
Due after five years through ten years	12,506,579	12,597,634
Due after ten years	3,609,069	3,608,012
	$ 64,457,598	$ 65,310,919

For the years ended December 31, 2001, 2000, and 1999, gross realized gains amounted to $284,383, $19,897 and $11,691, respectively. For the years ended December 31, 2001, 2000, and 1999, gross realized losses amounted to $226,102, $21,322 and $128,342, respectively. The tax benefit (provision) applicable to these net realized gains and losses amounted to ($16,319), $470 and $41,994, respectively in 2001, 2000, and 1999.

NOTE D - SECURITIES (continued)

At December 31, 2001 and 2000, securities with an amortized cost and fair value of $42,840,191 and $42,960,774 and $39,454,662 and $39,614,400, respectively, were pledged as collateral for public deposits and for other purposes as required by law.

As of December 31, 2001 and 2000, the Bank had investments in Federal Reserve Bank stock classified as other assets in the accompanying balance sheets of $617,150. These investments in Federal Reserve Bank stock are carried at cost, and evaluated periodically for impairment.

NOTE E - LOANS

Loans are summarized as follows at December 31:

	2001	2000
Commercial	$ 58,894,997	$ 52,453,783
Real estate	180,963,944	115,774,816
Construction	28,761,207	40,020,718
Installment	24,840,817	25,987,516
	293,460,965	234,236,833
Allowance for loan losses	(3,543,025)	(3,331,918)
Net deferred loan fees	(1,850,796)	(1,236,372)
	$ 288,067,144	$ 229,668,543

The Bank had total impaired loans of $1,958,593 and $1,209,914 at December 31, 2001 and 2000, respectively. The allowance for loan losses, which relate to all impaired loans, was $224,698 and $57,712 as of December 31, 2001 and 2000 respectively. There were no impaired loans without a valuation allowance as of December 31, 2001 and 2000. The average recorded investment in impaired loans during 2001, 2000 and 1999 was $1,963,484, $1,197,177 and $1,259,820, respectively. Interest income on impaired loans of $31,622, $0 and $696,984 was recognized for cash payments received in 2001, 2000 and 1999, respectively.

NOTE F - ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows at December 31:

	2001	2000	1999
Balance, beginning of year	$ 3,331,918	$ 2,920,294	$ 2,223,756
Loans charged off	(94,010)	(22,727)	(65,996)
Recoveries	5,117	9,351	12,534
Net loans charged off	(88,893)	(13,376)	(53,462)
Provision for loan losses	300,000	425,000	750,000
Balance, end of year	$ 3,543,025	$ 3,331,918	$ 2,920,294

NOTE G - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank made loans and advances under lines of credit to directors, officers, and their related interests. The Bank's policies require that all such loans be made at substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk or unfavorable features. The following is the activities of loans to such parties in 2001:

Balance, beginning of year	$ 3,758,044
Additions	2,021,435
Repayments	(242,233)
Balance, end of year	$ 5,537,246

NOTE H - BANK PREMISES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Bank premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, and are summarized as follows at December 31:

	2001	2000
Buildings	$ 6,704,954	$ 6,703,431
Equipment	5,992,319	7,244,108
Leasehold improvements	545,980	202,326
	13,243,253	14,149,865
Accumulated depreciation and amortization	(5,576,424)	(7,097,436)
	7,666,829	7,052,429
Land	3,987,703	3,987,703
	$ 11,654,532	$ 11,040,132

During 2001, the Bank purchased computer hardware and software equipment to convert its accounting system and related application systems. Because of difficulties encountered upon conversion and lack of functionality of the new software equipment the Bank evaluated these assets for impairment. No impairment loss was recognized. The Bank however revised its estimate of useful life on the software. Depreciation expense on the software with an original purchase price of approximately $675,000 was approximately $336,000 for the year ended December 31, 2001. The Bank plans to convert back to its previous accounting and related application systems by March 31, 2002.

NOTE I - DEPOSITS

The aggregate amount of jumbo time certificates, each with a minimum denomination of $100,000, was $45,899,030 and $51,561,395 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time certificates are as follows:

2002	$ 88,255,549
2003	6,435,097
2004	7,072,903
2005	85,322
	$ 101,848,871

NOTE J - COMMITMENTS AND CONTINGENCIES

The Bank leases a portion of its facilities and equipment under noncancellable leases expiring at various dates through 2009. Some of the operating leases provide that the Bank pay taxes, maintenance, insurance and other occupancy expense applicable to leased premises. Generally, the leases provide for renewal for various periods at stipulated rates.

The minimum rental commitments under the operating leases are as follows:

Year ending December 31,	
2002	$ 358,613
2003	312,407
2004	169,484
2005	171,835
Thereafter	294,938
	$ 1,307,277

Total rent expense for all operating leases was $414,462, $315,510 and $270,849, in 2001, 2000 and 1999, respectively.

The Bank is engaged in various lawsuits either as plaintiff or defendant in the ordinary course of business and in the opinion of management, based upon the advice of counsel, the ultimate outcome of these lawsuits will not have a material effect of the Bank's financial statements.

NOTE K - BANK SAVINGS PLAN

The Bank maintains a salary deferral 401(k) plan covering substantially all employees known as the First National Bank Savings Plan (the Plan). The Plan allows employees to make contributions to the Plan up to a maximum allowed by law and the Bank's contribution is discretionary. The Plan expense for the years ended December 31, 2001, 2000 and 1999 was $524,250, $750,000 and $374,490, respectively.

NOTE L - SALARY CONTINUATION AND DEFERRED COMPENSATION PLANS

The Bank maintains a Salary Continuation Plan and Deferred Compensation Plan for certain Bank officers. Officers participating in the Salary Continuation Plan are entitled to receive a monthly payment for a period of fifteen to twenty years upon retirement. The Salary Continuation Plan expense for the years ended December 31, 2001, 2000 and 1999 was $215,904, $220,977, and $316,412, respectively.

The Deferred Compensation Plan allows eligible officers to defer annually their compensation up to a maximum 80% of their base salary and 100% of their cash bonus. The officer will be entitled to receive distribution upon reaching a specified age, passage of at least five years or termination of employment.

NOTE M - INCOME TAXES

The provision for income taxes for the years ended December 31, consists of the following:

	2001	2000 (as adjusted)	1999
Current			
Federal	$ 1,640,080	$ 2,704,592	$ 2,663,890
State	396,137	582,039	690,389
Deferred			
Federal	351,679	(368,667)	(542,145)
State	80,344	3,657	74,778
	$ 2,468,240	$ 2,921,621	$ 2,886,912

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:

	2001	2000 (as adjusted)	1999
Statutory rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
Effect of tax-exempt income	(6.1)%	(4.7)%	(6.4)%
State income taxes	4.4 %	4.2 %	6.2 %
Tax refund	- %	(3.9)%	(1.2)%
Other, net	(0.3)%	(0.6)%	3.0 %
Effective rate	32.0%	29.0 %	35.6 %

NOTE M - INCOME TAXES (continued)

The tax effect of temporary differences giving rise to the Bank's net deferred tax asset is as follows:

	December 31,	
	2001	2000
Deferred tax assets		
Allowance for loan losses	$ 1,436,205	$ 1,218,294
Capitalized interest on buildings	38,203	37,108
Various accruals	888,263	883,253
Total deferred tax assets	2,362,671	2,138,655
Deferred tax liabilities		
State income taxes	289,623	157,853
Unrealized appreciation of available-for-sale securities	351,180	105,757
Low-Income Housing Investment Credits	392,038	-
Depreciation	282,005	395,197
Total deferred tax liabilities	1,314,846	658,807
Net deferred tax asset	$ 1,047,825	$ 1,479,848

There was no valuation allowance necessary at December 31, 2001 or December 31, 2000.

NOTE N - FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of loans or through standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss is represented by the contractual amount of those instruments and is usually limited to amounts funded or drawn. The contract or notional amounts of these agreements, which are not included in the balance sheets, are an indicator of the Bank's credit exposure. Commitments to extend credit generally carry variable interest rates and are subject to the same credit standards used in the lending process for on-balance-sheet instruments. Additionally, the Bank periodically reassesses the customer's creditworthiness through ongoing credit reviews. The Bank generally requires collateral or other security to support commitments to extend credit.

	Contract Amount December 31, 2001
Financial instruments whose contract amounts represent credit risk:	
Undisbursed loan commitments	$ 34,871,600
Lines of credit	27,231,807
MasterCard line	3,143,920
Standby letters of credit	2,736,088
	$ 67,983,415

NOTE N - FINANCIAL INSTRUMENTS (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial and residential properties.

Equity reserve and unused credit card lines are additional commitments to extend credit. Many of these customers are not expected to draw down their total lines of credit, and therefore, the total contract amount of these lines does not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2001:

	Carrying Amount	Fair Value
Financial assets		
Cash and cash equivalents	$ 22,493,099	$ 22,493,099
Securities available for sale	65,310,919	65,310,919
Loans, net	288,067,144	287,250,149
Financial liabilities		
Deposits	344,079,326	343,996,484
Federal funds purchased	2,100,000	2,100,000
Off-balance-sheet liabilities		
Undisbursed loan commitments, lines of credit, Mastercard line and standby letters of credit		829,593

NOTE N - FINANCIAL INSTRUMENTS (continued)

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2000:

	Carrying Amount	Fair Value
Financial assets		
Cash and cash equivalents	$ 41,752,702	$ 41,752,702
Securities available for sale	87,241,009	87,241,009
Loans, net	229,668,543	228,919,748
Financial liabilities		
Deposits	330,456,974	330,316,219
Off-balance-sheet liabilities		
Undisbursed loan commitments, lines of credit, Mastercard line and standby letters of credit	-	844,654

The carrying amounts include $1,958,593 of nonaccrual loans (loans that are not accruing interest) at December 31, 2001 only. Management has determined that primarily because of the uncertainty of predicting an observable market interest rate excessive amounts of time and money would be incurred to estimate the fair values of non-performing assets. As such, these assets are recorded at their carrying amount in the estimated fair value columns. The following aggregate information is provided at December 31, about the contractual provisions of these assets:

	2001	2000
Aggregate carrying amount	$ 1,958,593	$ 1,209,914
Effective rate	8.07%	11.10%
Average term to maturity	32 months	matured

NOTE O - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within San Mateo and San Francisco counties. Generally, the loans are secured by assets of the borrowers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Bank does not have significant concentrations of loans to any one industry.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

NOTE P - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the following table; dollar amounts in thousand's:

	Actual		For capital adequacy purposes:		To be well capitalized under prompt corrective action provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total risk-based capital (to Risk Weighted Assets)	$ 49,444	13.98%	$28,271	≥ 8.0%	$ 35,339	≥ 10.0%
Tier I capital (to Risk Weighted Assets)	$ 45,901	12.98%	$14,136	≥ 4.0%	$ 21,204	≥ 6.0%
Tier I capital (to Average Assets)	$ 45,901	11.41%	$16,019	≥ 4.0%	$ 20,024	≥ 5.0%

	Actual		For capital adequacy purposes:		To be well capitalized under prompt corrective action provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:	(as adjusted)	(as adjusted)				
Total risk-based capital (to Risk Weighted Assets)	$ 46,236	15.67%	$ 23,867	> 8.0%	$ 29,833	> 10.0%
Tier I capital (to Risk Weighted Assets)	$ 42,904	14.54%	$ 11,993	> 4.0%	$ 17,900	> 6.0%
Tier I capital (to Average Assets)	$ 42,904	11.28%	$ 15,191	> 4.0%	$ 18,988	> 5.0%

NOTE Q - STOCK OPTION PLAN

In 1997, the Bank adopted an incentive employee stock option plan. The plan allows the Bank to grant options to employees of up to 231,525 shares, which includes effect of stock dividends, of common stock. Options currently outstanding become exercisable in one to five years from the grant date, based on a vesting schedule of 20% per year and expire 10 years after the grant date. The options exercise price is the fair value of the options at the grant date. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, the Bank's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below.

		2001	2000 (as adjusted)	1999
Net earnings	As reported	$ 5,236,692	$ 7,127,860	$ 5,217,164
	Pro forma	$ 5,229,361	$ 7,122,250	$ 5,210,157
Basic earnings per share	As reported	$ 2.37	$ 3.07	$ 2.25
	Pro forma	$ 2.36	$ 3.07	$ 2.25
Diluted earnings per share	As reported	$ 2.36	$ 3.07	$ 2.25
	Pro forma	$ 2.36	$ 3.06	$ 2.25

The fair value of each option granted is estimated on the date of grant using the fair value method with the following weighted-average assumptions used for grants in 2001; dividend yield of 9 percent for the year; risk-free interest rate of 5.4 percent; expected volatility of 6.8 percent and expected life of 10 years. The assumptions used for grants in 2000; dividend yield of 10 percent for the year; risk-free interest rate of 6.1 percent; expected volatility of 11 percent, and expected life of 10 years. The assumptions used for grants in 1999; dividend yield of 9 percent for the year; risk-free interest rate of 6.5 percent; expected volatility of 5 percent, and expected life of 10 years.

NOTE Q - STOCK OPTION PLAN (continued)

A summary of the status of the Bank's fixed stock option plan as of December 31, 2001, 2000 and 1999 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding January 1, 1999	23,152	$ 27.51
Granted (weighted average fair value of $.42)	24,311	$ 22.92
Outstanding at December 31, 1999	47,463	$ 25.26
Granted (weighted average fair value of $.82)	33,074	$ 22.73
Exercised	(22)	$ 24.13
Expired/forfeited	(10,305)	$ 24.95
Outstanding at December 31, 2000	70,210	$ 24.09
Granted (weighted average fair value of $.49)	32,776	$ 23.86
Expired/forfeited	(3,343)	$ 24.68
Outstanding at December 31, 2001	99,643	$ 24.06
Options exercisable at December 31, 2001	27,809	$ 24.72
Options exercisable at December 31, 2000	13,951	$ 25.26
Options exercisable at December 31, 1999	4,631	$ 27.58

The following information applies to options outstanding at December 31, 2001:

	Range of exercise prices	$
22.92-27.51		
Options outstanding	99,643	
Weighted-average remaining contractual life (years)	8.2	

SANJOSE 27164v11

NOTE R - QUARTERLY DATA (UNAUDITED) (in thousands)

2001	Quarterly First	Quarterly Second	Quarterly Third	Quarterly Fourth	Annual Total
Interest income	$ 8,052	$ 8,119	$ 7,928	$ 6,745	$ 30,844
Interest expense	2,292	2,239	1,945	1,459	7,935
Net interest income	5,760	5,880	5,983	5,286	22,909
Provision for loan losses	75	75	75	75	300
Net interest income, after provision for loan losses	5,685	5,805	5,908	5,211	22,609
Non-interest income	847	712	750	698	3,007
Non-interest expense	4,239	4,505	4,346	4,821	17,911
Income before income taxes	2,293	2,012	2,312	1,088	7,705
Provision for income taxes	734	644	740	350	2,468
Net Earnings	$ 1,559	$ 1,368	$ 1,572	$ 738	$ 5,237
Basic Earnings Per Share	$ 0.70	$ 0.62	$ 0.71	$ 0.34	$ 2.37
Diluted Earnings Per Share	$ 0.70	$ 0.62	$ 0.71	$ 0.33	$ 2.36

2000	Quarterly First	Quarterly Second	Quarterly Third	Quarterly Fourth	Annual Total (as adjusted)
Interest income	$ 7,260	$ 7,456	$ 7,935	$ 8,211	$ 30,862
Interest expense	1,886	1,903	2,127	2,276	8,192
Net interest income	5,374	5,553	5,808	5,935	22,670
Provision for loan losses	87	96	96	146	425
Net interest income, after provision for loan losses	5,287	5,457	5,712	5,789	22,245
Non-interest income	1,377	754	861	789	3,781
Non-interest expense	3,723	3,831	3,868	4,555	15,977
Income before income taxes	2,941	2,380	2,705	2,023	10,049
Provision for income taxes	941	762	866	353	2,922
Net Earnings	$ 2,000	$ 1,618	$ 1,839	$ 1,670	$ 7,127
Basic Earnings Per Share	$ 0.86	$ 0.70	$ 0.79	$ 0.72	$ 3.07
Diluted Earnings Per Share	$ 0.86	$ 0.70	$ 0.79	$ 0.72	$ 3.07

NOTE S - SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

During the fourth quarter of 2001, the Bank entered into a Separation Agreement with one of its former officers. The terms of the Separation Agreement provide for salary continuation payments and health benefits for eighteen months commencing November 1, 2001. The Bank recognized a change to earnings of $280,000 for the year ended December 31, 2001 for the former officer's Separation Agreement. The Separation Agreement also provided that the former officer is entitled to receive the early termination benefit as provided for in the Bank Salary Continuation Plan and Deferred Compensation Plan. The amount of the vested accrued liability for the former officer under this plan as of December 31, 2001 was $360,167.

During the fourth quarter of 2001, the Bank recorded an adjustment to reduce interest income for deferred loan fee amortization of $164,549.

NOTE T - RECENT ACCOUNTING PROUNOUNCEMENTS

SFAS No. 141, "Business Combinations"

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, *Business Combinations*. SFAS 141 requires all business combinations initiated after June 30, 2001 to use the purchase method of accounting. Intangible assets acquired in a business combination must be recorded separately from goodwill if they meet the explicit criteria in SFAS 141.

SFAS No. 142, "Goodwill and Other Intangible Assets"In June 2001, the FASB issued SFAS 142, *Goodwill and Other Intangible Assets*. Under SFAS 142, goodwill and those intangible assets that have indefinite lives are not amortized. but are tested for impairment annually and whenever there is an impairment indicator. In certain circumstances, goodwill impairment testing need not be done annually. All acquired goodwill must be assigned to reporting units for purposes of impairment testing. The Bank must adopt SFAS 142 as of January 1, 2002.

SFAS 143, "Accounting for Asset Retirement Obligations"

In 2001, the FASB issued SFAS 143, *Accounting for Asset Retirement Obligations*. SFAS 143 applies to all entities that have legal obligations associated with the retirement of a tangible long-lived asset. SFAS 143 requires that a liability for an asset retirement obligation be recognized if the obligation meets the definition of a liability in FASB Concepts Statement 6, *Elements of Financial Statements*, and if the amount of the liability can be reasonably estimated. When a retirement obligation is initially recognized, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by an amount equal to the liability. The initial recording of the obligation should be at fair market value. The Bank must adopt SFAS 143 as of January 1, 2003, but earlier application is allowed.

NOTE T - RECENT ACCOUNTING PROUNOUNCEMENTS (continued)

SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets"

In 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, as well as the provisions of Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, that address the disposal of a business. SFAS 144 also amends ARB 51, Consolidated Financial Statements, to eliminate the exception to consolidate a subsidiary for which control is likely to be temporary. SFAS 144 carries over the recognition and measurement provisions of SFAS 121, but differs from SFAS 121 in that it provides guidance is estimating future cash flows to test recoverability. SFAS 144 also includes criteria that have to be met for an entity to classify a long-lived asset or asset group as held for sale, and extends the presentation of discontinued operations permitted by Opinion 30 to include disposals of a component of an entity. The Bank must adopt SFAS 144 as of January 1, 2002, except for the disposal provisions, which are immediately effective.

SOP 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others"

SOP 01-6 applies to any entity that lends to or finances the activities of others. SOP 01-6 clarifies that the accounting and financial reporting practices for lending and financing activities should be the same regardless of the type of entity engaging in those activities. SOP 01-6 also provides for the resolution of accounting differences among various financial institutions for similar transactions. The Bank must adopt SOP 01-6 as of January 1, 2002.

The Bank does not expect that the adoption of these recent accounting pronouncements to have a material effect on the Bank's financial statements.

NOTE U - PLAN OF REORGANIZATION

The board of directors of the Bank has authorized a plan of reorganization under which the Bank would become a wholly-owned subsidiary of a newly formed California corporation, FNB Bancorp. In the plan of reorganization, each share of the Bank will be converted into one share of FNB Bancorp common stock on a share-for-share basis. The Bank common stock is currently quoted on the OTC Bulletin Board under the symbol "FNBD.OB". The parties to the plan of reorganization intends to file an application for listing of FNB Bancorp stock on the NASDAQ national market to be effective on or as soon as practicable following the effective date of the reorganization. A special meeting of the shareholders of the Bank will be held on February 27, 2002 to consider and vote on a proposal to approve the plan of reorganization.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in the independent accountants engaged to audit the financial statements of FNB Bancorp and First National Bank during the last two fiscal years ended December 31, 2001. There have been no disagreements with such independent accountants during the last two fiscal years ended December 31, 2001, on any matter of accounting principles, financial statement disclosure, or auditing or procedure.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A..

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 of Form 10-K is incorporated by reference to the information contained in the Company's Proxy Statement for the 2002 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. Not applicable.

(3) Exhibits.

Exhibit Number	Document Description
**2.1	Agreement and Plan of Reorganization between the Registrant and First National Bank of Northern California, dated as of November 1, 2001 (included as Annex A to the proxy statement/prospectus).
**3.1	Articles of Incorporation of FNB Bancorp.
**3.2	Bylaws of FNB Bancorp.
**4.1	Specimen of the Registrant's common stock certificate.
**10.1	Lease agreement dated April 24, 1995, as amended, for Eureka Square Branch Office of First National Bank of Northern California at Eureka Square Shopping Center, Pacifica, California.
**10.2	Lease agreement dated June 8, 1999, as amended, for Linda Mar Branch Office of First National Bank of Northern California at Linda Mar Shopping Center, Pacifica, California.
**10.3	Lease agreement dated August 21, 1996, as amended, for Flower Mart Branch Office of First National Bank of Northern California at 640 Brannon Street, Suite 102, San Francisco, California.
**10.4	Sublease agreement dated February 10, 1997, for San Mateo Branch Office of First National Bank of Northern California at 491 El Camino Real, Suite B, San Mateo, California.
**10.5	Lease Agreement dated April 13, 2000, for the Business Banking Division of First National Bank of Northern California at 520 South El Camino Real, Suite 430, San Mateo, California.
**10.6	First National Bank of Northern California 1997 Stock Option Plan.*
**10.7	Form of Nonstatutory Stock Option Agreement under the First National Bank of Northern California 1997 Stock Option Plan.*
**10.8(a)	Form of Incentive Stock Option Agreement under the First National Bank of Northern California 1997 Stock Option Plan.*
**10.8(b)	Form of Incentive Stock Option Agreement (Standard Provisions Under the First National Bank of Northern California 1997 Stock Option Plan.*
**10.9	First National Bank Profit Sharing and 401(k) Plan dated August 26, 1969.*
**10.10	First National Bank Deferred Compensation Plan dated November 1, 1997.*
**10.11	Salary Continuation Agreement between First National Bank of Northern California and Michael R. Wyman, dated December 20, 1996.*
**10.12	Salary Continuation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 20, 1996.*
**10.13	Salary Continuation Agreement between First National Bank of Northern California and James B. Ramsey, dated December 23, 1999.*

**10.14	Form of Management Continuity Agreement signed on July 20, 2000, between First National Bank of Northern California and Jim D. Black, Charles R. Key and Anthony J. Clifford.*
**10.15	Business Loan Agreement, dated August 15, 2001, between FNB Bancorp, as Borrower, and Pacific Coast Bankers' Bank, as Lender, with Promissory Note and related Loan Documents.
**10.16	Communications Site Lease Agreement as amended dated March 30, 1999, between First National Bank of Northern California, as Lessor and Nextel of California, Inc. as Lessee, with respect to Redwood City Branch Office.
**10.17	Note secured by Deed of Trust dated November 26, 1991, and Modification Agreement dated September 1, 1999, between First National Bank of Northern California, as borrower, and Bertha Donati and Julio Donati, as lenders, with respect to the Colma Branch Office of First National Bank of Northern California.
**10.18	Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 5, 2001.*
10.19	First Amendment to Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated March 22, 2002.*
21.1	The Registrant has one subsidiary, First National Bank of Northern California.

---

* Denotes management contracts, compensatory plans or arrangements.

** Incorporated by reference to registrant's Registration Statement on Form S-4 (No. 333-74954) filed with the Commission on December 12, 2001.

(b) Reports on Form 8-K: No reports on Fom 8-K were filed during the last quarter of 2001.

An Annual Report for the fiscal year ended December 31, 2001, and Notice of Annual Meeting and Proxy Statement for the Company's 2002 Annual Meeting will be mailed to security holders subsequent to the date of filing this Report. Copies of said materials will be furnished to the Commission in accordance with the Commission's Rules and Regulations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNB BANCORP

Dated: March 25, 2002

By: ______________________________
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
Michael R. Wyman	Director, Chairman and Chief Executive Officer (Principal Executive Officer) and Director	March 25, 2002
James B. Ramsey	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 25, 2002
Thomas C. McGraw	Director, President and Chief Operating Officer, Secretary	March 25, 2002
Neil J. Vannucci	Director	March 25, 2002
Edward J. Watson	Director	March 25, 2002
Daniel J. Modena	Director	March 25, 2002
Lisa Angelot	Director	March 25, 2002

Corporate Information

Stock Exchange

FNBC common stock is listed on The Bulliton Board under ticker symbol FNBG. For other shareholder related questions, call The Finance Department (650) 588-6800.

Dividend Payments

Dividend payments are paid following a declaration by our Board of Directors and have historically been paid quarterly.

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale CA 91204-2991
(800) 835-8778

Form 10-K

All shareholders receive a copy of the corporation's proxy statement and annual report (Form 10-k) which are filed with the Securities and Exchange Commission. Others interested in receiving these reports can contact the Finance Department listed below

Requests for Information

Shirley Cabanero
Finance Officer
975 El Camino Real
South San Francisco 94080

James B. Ramsey
Sr. Vice President
975 El Camino Real
South San Francisco 94080